Exhibit 99.1

Patria Investments Limited

Unaudited Condensed Consolidated Statement of Financial Position
As of March 31, 2025, and December 31, 2024
(In thousands of United States dollars – US$)

Assets	Notes	03/31/2025	12/31/2024	Liabilities and equity	Notes	03/31/2025	12/31/2024

Cash and cash equivalents	6	36,070	33,418	Client funds payable	7	24,100	18,704
Short term investments	12(a)	69,309	59,009	Consideration payable on acquisition	21(b)	54,569	101,986
Client funds on deposit	7	24,100	18,704	Personnel and related taxes payable	15	19,529	37,269
Accounts receivable	8	159,362	217,132	Taxes payable	17	7,537	6,440
Project advances	9	10,739	7,577	Carried interest allocation	23(c)	31,986	31,851
Recoverable taxes	11	5,948	4,512	Loans	16	42,000	78,518
Other current assets	10	17,881	14,681	Other financial instruments	12(c)	73,635	21,749
Other financial instruments	12(c)	73,827	17,646	Commitment subject to possible redemption	21(c)	54,809	54,053
				Other liabilities	18	102,648	46,820

Current assets		397,236	372,679	Current liabilities		410,813	397,390

Accounts receivable	8	19,170	16,402	Personnel liabilities	15	1,019	787
Deferred tax assets	19	14,432	15,824	Consideration payable on acquisition	21(b)	104,986	121,238
Other non-current assets	10	7,025	6,586	Carried interest allocation	23(c)	5,408	5,408
Long-term investments	12(b)	59,091	49,216	Loans	16	150,260	149,453
Investments in associates		811	811	Gross obligation under put option	21(d)	22,351	18,258
Property and equipment	13	34,877	32,622	Other non-current liabilities	18	18,992	18,787
Intangible assets	14	777,146	700,866	Deferred tax liabilities	19	49,872	1,774
Other financial instruments	12(c)	24,204	11,101	Other financial instruments	12(c)	14,121	2,080

				Non-current liabilities		367,009	317,785

Non-current assets		936,756	833,428	Total liabilities		777,822	715,175

				Capital	29(a)	16	15
				Additional paid-in capital	29(b)	573,098	527,239
				Capital reserves	29(d)	13,996	22,041
				Retained earnings	29(c)	-	-
				Cumulative translation adjustment	29(f)	(41,585)	(68,217)
				Equity attributable to the owners of the Company		545,525	481,078
				Non-controlling interests	29(g)	10,645	9,854

				Equity		556,170	490,932

Total assets		1,333,992	1,206,107	Total liabilities and equity		1,333,992	1,206,107

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Unaudited Condensed Consolidated Statement of Profit or Loss

For the three-month periods ended March 31, 2025, and 2024

(In thousands of United States dollars - US$, except earnings per share)

		Three-month periods ended March 31
	Notes	2025	2024

Net revenue from services	22	79,567	63,908

Personnel expenses	23	(29,068)	(18,445)
Deferred consideration payable	21(b) (i) & (iii)	(741)	(2,394)
Amortization of intangible assets	24	(9,936)	(6,044)
General and administrative expenses	25	(12,045)	(9,190)
Other income/(expenses)	26	1,753	(1,967)
Share of equity-accounted losses		-	(209)
Financial income	27	3,778	4,952
Financial expense	27	(18,704)	(10,538)

Net income before income tax		14,604	20,073

Income tax expense	28	1,954	(4,220)

Net income for the period		16,558	15,853
Attributable to:
Owners of the Parent Company		15,664	15,449
Non-controlling interests	29(g)	894	404

Basic earnings per share	29(e)	0.09903	0.10289
Diluted earnings per share	29(e)	0.09791	0.10153

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the three-month periods ended March 31, 2025, and 2024

(In thousands of United States dollars - US$)

	Three-month periods ended March 31
	2025	2024

Net income for the period	16,558	15,853

Other comprehensive income
Items that are or may be reclassified to the statement of profit or loss:
Currency translation adjustment	27,530	(18,161)

Total comprehensive income for the year	44,088	(2,308)

Total comprehensive income attributable to:
Owners of the Parent Company	43,297	(5,535)
Non-controlling interests	791	3,227
	44,088	(2,308)

Patria Investments Limited

Unaudited Condensed Consolidated Statement of Changes in Equity

For the three-month periods ended March 31, 2025, and 2024

(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Capital reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance on December 31, 2023		15	500,694	2,960	50,831	(12,011)	542,489	(21,147)	521,342

Cumulative translation adjustment		-	-	-	-	(20,984)	(20,984)	2,823	(18,161)
Net income for the period		-	-	-	15,449	-	15,449	404	15,853
Dividends declared	29(c)	-	-	-	(59,903)	-	(59,903)	(915)	(60,818)
Share-based incentive plan	29(d)	-	-	447	-	-	447	-	447
Capital issuance	29(b)	-	37,407	-	-	-	37,407	-	37,407
Capital contributions	29(g)	-	-	-	-	-	-	2,204	2,204
Balance on March 31, 2024		15	538,101	3,407	6,377	(32,995)	514,905	(16,631)	498,274

Balance on December 31, 2024		15	527,239	22,041	-	(68,217)	481,078	9,854	490,932
Cumulative translation adjustment		-	-	-	1,001	26,632	27,633	(103)	27,530
Net income for the period		-	-	-	15,664	-	15,664	894	16,558
Dividends declared	29(c)	-	(6,924)	-	(16,665)	-	(23,589)	-	(23,589)
Share-based incentive plan	29(d)	-	-	3,583	-	-	3,583	-	3,583
Bonus share plan		-	-	(11,628)	-	-	(11,628)	-	(11,628)
Capital issuance	29(b)	1	52,783	-	-	-	52,784	-	52,784
Balance on March 31, 2025		16	573,098	13,996	-	(41,585)	545,525	10,645	556,170
The accompanying notes are integral parts of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three-month periods ended March 31, 2025, and 2024

(In thousands of United States dollars - US$)

		Unaudited three-month period ended March 31.
	Note	2025	2024
Cash flows from operating activities
Net income for the period		16,558	15,853
Adjustments to net income for the period
Depreciation expense	13	1,296	1,192
Amortization expense	24	9,936	6,044
Unrealized Net financial investment income	27	-	(501)
Unrealized (gains)/losses on long-term investments	27	5,007	3,070
Unrealized (gains)/losses on warrant liability	27	1,102	780
Unrealized (gains)/losses energy trading contracts	26	(2,165)	-
Unrealized (gains)/losses on asset-linked receivable	27	(3,053)	(4,367)
Unrealized (gains)/losses on call options	27	929	-
Consideration payable adjustments	27	1,665	717
Gross obligation under put – unwinding	27	1,103	2,755
Deferred consideration adjustments		741	2,394
Interest expense on accounts receivable	27	3,087	-
Interest expense on loans	27	3,529	451
Interest expense on lease liabilities	27	363	329
Deferred income taxes expense	28	(6,149)	793
Current income taxes expense	28	4,195	3,427
Share of equity accounted earnings		-	209
Share based incentive plan	23	3,583	447
Other adjustments to net income		269	110

Changes in operating assets and liabilities
Accounts receivable		89,466	22,028
Projects advances		(2,966)	2,217
Recoverable taxes		(172)	(1,508)
Personnel and related taxes		(24,300)	(10,087)
Carried interest allocation		(801)	(4,047)
Taxes payable		110	(1,208)
Payment of income taxes		(3,305)	(1,213)
Net decrease (increase) in energy trading contract liabilities		(2,943)	-
Other assets and liabilities		4,171	6,808
Payment of placement agent fees	14	(1,184)	(4,758)
Net cash provided by operating activities		100,072	41,935

Cash flows from investing activities
Decrease (increase) in short term investments		(9,146)	10,460
Decrease (increase) in long-term investments		3,260	(1,244)
Deposit into SPAC trust account		(205)	-
Disposal/(Acquisition) of property and equipment	13	(2,180)	(1,019)
Acquisition of software and computer programs	14	(84)	(769)
Capital increase in investments in associates		-	(150)
Acquisition of subsidiaries, net of cash acquired		(1,078)	(60,046)

Net cash provided/(used) by investing activities		(9,433)	(52,768)
Cash flows from financing activities
Proceeds from credit facility	16	55,396	85,000
Repayment of credit facilities	16	(91,011)	-
Interest paid on credit facilities	16	(3,803)	-
Payment of credit facility fees	15	(31)	(469)
Dividends paid to the Company’s shareholders	29(c)	(23,589)	(59,903)
Dividends paid to non-controlling interests in subsidiaries		-	(929)
Capital contributions received from non-controlling interest (NCI) shareholders	29(g)	-	703
Deposits into SPAC trust account - Commitment subject to possible redemption	21(c)	205	(900)
Settlement of acquisition payables	21(b)	(26,012)	-
Lease payments	21(a)	(905)	(648)
Interest paid on lease liabilities	21(a)	(363)	(329)
Net cash (used)/provided in financing activities		(90,113)	22,525

Foreign exchange variation on cash and cash equivalents in foreign currencies		2,126	(758)

Increase/(Decrease) in cash and cash equivalents		2,652	10,934
Cash and cash equivalents at the beginning of the period	6	33,418	16,050
Cash and cash equivalents at the end of the period	6	36,070	26,984
Increase/(Decrease) in cash and cash equivalents		2,652	10,934
Non-cash operating. investing and financing activity
Addition and disposal of right of use assets	13	124	2,810
Capital contribution from NCI shareholders in lieu of dividend payable to NCI shareholders		-	1,501
Company Class A common shares issued	29(b)	(52,783)	37,407
Interest earned on SPAC trust account subject to redemption	21(c)	551	2,436
Increase in deferred tax liability and corresponding increase in goodwill	14	58,230	-

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was established on July 6, 2007, in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company transferred its headquarters from Bermuda to the Cayman Islands on the same date. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited (the “Parent”), which held 52.23% of the Company's common shares as of March 31, 2025 (December 31, 2024: 53.76%). The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing globally. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as:

Investment product	Description
Infrastructure development funds

a private equity approach applied to infrastructure assets. In conjunction with experts from the energy sector, the Group acquired Tria Energy during 2024, a company engaged in energy trading in Brazil, with the aim to grow its infrastructure vertical – refer to note 30.

Co-investment funds	focused on companies from their flagship funds.
Global private market solutions	increase in revenues and assets under management during 2024 with the carve-out acquisition of Aberdeen Plc (“GPMS”) – refer to note 30.
Credit funds	increase in revenues and assets under management through business combination in 2021 with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Real estate funds

increase in revenues and assets under management from 2022 to 2024 with the:

➢    controlling acquisition of VBI Real Estate Gestão de Carteiras S.A.(“VBI”) during 2022;

➢    controlling acquisition of Patria Asset Management (“PAM”) during 2023 in partnership with Bancolombia to expand real estate capabilities into Colombia;

➢    acquisition of Credit Suisse’s Real Estate business (“CSHG”) during 2024 – refer to note 30; and

➢    acquisition of Nexus, a real estate business in Colombia, during 2024 – refer to note 30.

Venture capital and growth funds

increase in revenues and assets under management through business combinations:

➢    in 2022 with Igah Partners LLC (“Igah Ventures”) and PEVC I General Partner IV, Ltd. (“Igah IV”) and Igah Carry Holding Ltd (collectively “Igah”), and

➢    in 2023 with Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”) and Hanuman GP Cayman, LLC (collectively “Kamaroopin”).

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), Medellín (Colombia), Edinburgh (Scotland - United Kingdom), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (United Arab Emirates) and Hong Kong (People’s Republic of China) to cover the investor base of its underlying investment products, in addition to its corporate business and investment office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 60 Nexus Way, 4th floor, Camana Bay, Grand Cayman, Cayman Islands.

These unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2025, and 2024 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the consolidated financial statements as of December 31, 2024, and 2023, and for the years ended December 31, 2024, 2023 and 2022 (“Consolidated Financial Statements”).

The board of directors approved the unaudited condensed consolidated interim financial statements on July 30, 2025.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD), the functional currency of the Company. The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 5 for the functional currency determined for each entity.

All amounts are rounded the nearest thousand USD, unless otherwise stated.

c.	Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS Accounting Standards requires Management to make estimates that affect the amounts reported in the unaudited condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the unaudited condensed consolidated interim financial statements are reasonable. Actual results could differ from those estimates and such differences could be material.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements and estimates made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set out in the Consolidated Financial Statements.

d.	Seasonality

The Group’s results are not subject to seasonal fluctuations.

3	Segment information

The Group operates through a single reportable operating segment. The Group’s executive directors collectively act as the chief operating decision maker allocating resources and assessing performance under the Group's global strategy, which includes integrated product lines. Within its one operating segment, the Group has multiple product lines including global private market solutions, private equity, credit, real estate, infrastructure and public equities.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

4	Material accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the Consolidated Financial Statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2025, but do not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

5	Group Structure

Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

			Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
Subsidiaries		Principal Activities			March 31, 2025	December 31, 2024

Patria Finance Ltd.		Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.		Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC		Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.		Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.		Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. ("PILTDA")	(c)	Asset management & administration	BR	BRL	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Patria Investments Latam S.A.		Holding company	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A.		Broker, advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(f)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Patria VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(e)	Asset management	BR	BRL	100.00%	100.00%
VBI Administração Fiduciaria e Gestão Ltda	(e)	Administration	BR	BRL	100.00%	100.00%
BREOF Partners Ltda	(e)	Holding company	BR	BRL	100.00%	100.00%
Igah Partners LLC	(g)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC I General Partner IV, Ltd.	(g)	Holding company	KY	USD	42.92%	42.92%
Patria Real Estate Latam S.A.S		Holding company	UY	USD	98.90%	98.90%
Patria Private Equity Latam S.A.S		Holding company	UY	USD	100.00%	100.00%
VBI Holding Ltda (formerly NewCo BlueMacaw Partner Ltda.)		Holding company	BR	BRL	100.00%	100.00%
VBI Asset Management Ltda.		Asset management	BR	BRL	100.00%	100.00%
KMP I Holding		Holding company	KY	USD	100.00%	100.00%
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”)		Asset management	BR	BRL	100.00%	100.00%
Hanuman GP Cayman, LLC (“Hanuman”)		Asset management	KY	USD	100.00%	100.00%
Pat HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Patria Investments Argentina S.A.		Holding company	AR	ARS	100.00%	100.00%
Patria VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)		Asset management	BR	BRL	100.00%	100.00%
Patria Asset Management S.A. (“PAM”)		Asset management	CO	COP	50.74%	50.74%
VBI Capital Ltda.	(e)	Asset management	BR	BRL	100.00%	100.00%
Move Capital S.A.	(e)	Asset management	BR	BRL	100.00%	100.00%
SH Manco Holding Ltda.	(i)	Holding company	BR	BRL	75.00%	75.00%
Patria Acquisitions Limited		Holding company	UK	GBP	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Patria Energía Participações Ltda.	(a)	Holding company	BR	BRL	100.00%	100.00%
Tria Comercializadora de Energía S.A.	(a)	Energy trading company	BR	BRL	66.67%	66.67%
Sugrat Comercializadora de Energia S.A.	(h)	Energy trading company	BR	BRL	66.67%	66.67%
Pátria Holding Financeira Ltda.	(h)	Holding company	BR	BRL	100.00%	100.00%
Pátria Distribuidora de Títulos e Valores Mobiliários Ltda.	(h)	Dormant	BR	BRL	100.00%	100.00%
Patria Europe 1 (GP) Limited	(b)	Investment fund manager	UK	GBP	100.00%	100.00%
Patria Europe 2 Limited	(b)	Holding company	UK	GBP	100.00%	100.00%
Patria Private Equity (Europe) Limited	(b)	Asset management	UK	GBP	100.00%	100.00%
Patria Capital Partners LLP	(b)	Asset management	UK	GBP	100.00%	100.00%
Nexus Capital Partners S.A.S	(d)	Asset management	CO	COP	100.00%	100.00%
Patria Portfolio Investments Limited	(h)	Holding company	KY	USD	100.00%	100.00%

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar, “ARS” Argentine Peso, “MXN” Mexican Peso

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina, “UY” Uruguay, “HK” Hong Kong

(a)	On April 02, 2024, the Group closed on a transaction acquiring 66.67% interest in Tria Comercializadora de Energia Ltda (“Tria”). The business combination is a joined effort between the Group and individuals within the energy sector establishing an energy trading company.

(b)	On April 26, 2024, the Group closed a transaction acquiring a carve-out interest in Aberdeen, a European private equity business. The newly acquired business, together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”)., with an aggregate Fee Earning AUM (“FEAUM”) of over US$ 8 billion This vertical will further develop Patria’s capabilities to serve clients as a gateway to private markets on a global scale.

(c)	On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring its Real Estate business in Brazil. The business includes seven Real Estate Investment Trusts (“REITS”) with over 960 thousand shareholders which will adds additional scale to Patria’s Real Estate business and solidifies Patria’s position as a leading independent manager of REITs in Brazil and Latin America. The real estate funds acquired were merged into PILTDA.

(d)	On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition added approximately US$ 800 million to Patria’s Fee Earning AUM, including over US$ 680 million in Permanent Capital vehicles that will be immediately accretive to Patria’s Fee Related and Distributable Earnings.

(e)	On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. A breakdown of the consideration paid is summarized under note 21(b)(v). The gross obligation under put option and non-controlling were derecognized on July 31, 2024 – refer to notes 21(d) and 29(g) respectively. The net effect of the transaction amounted to US$2.4 million loss recognized directly in retained earnings for the year ended December 31, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(f)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America.

Should PLAO not complete the initial business combination by June 2024, the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account. On June 12, 2024, PLAO’s shareholders approved at an extraordinary general meeting an additional 15-month extension to provide time for PLAO to complete a business combination. For each month spent during this extension period, the SPAC sponsor will deposit US$0.015 per public share into the trust account (approximately US$ 68 thousand per month). The holders of Public Shares could elect to redeem shares in connection with the Extension Amendment and 12,339,057 shares were redeemed on June 12, 2024 (refer note 21(c)).

As of March 31, 2025, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company. The target company could potentially be identified as one of the Group’s investment funds investees. In the event of a business combination, it could result in recognition of performance fee revenue and carried interest allocation expenses for the Group.

(g)	Igah Partners LLC (“Igah Ventures”): a subsidiary of the Group acquired through a business combination that serves as manager of venture capital related funds. Additionally, PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired. Igah Ventures and Igah IV are collectively referred to as “Igah”. On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% stake in Igah IV for R$ 24.3 million (approximately US$ 4.2 million) that will be paid in cash between the years 2024 and 2028. The group now holds 42.92% in the GP and holds the option to acquire the remaining equity from the non-controlling shareholders (refer to note 21(d)(ii)).

(h)	Newly incorporated subsidiaries without assets, liabilities or operations.

(i)	SH Manco Holding Ltd. was established during 2024 to hold the investment in Uliving Holding S.A., an associate within the of VBI group of entities. The Group now holds 75% in SH Manco Holding Ltd. which in turn holds 43.19% in Uliving Holding S.A.

6	Cash and cash equivalents

	March 31, 2025	December 31, 2024
Cash at bank and on hand	34,010	30,608
Short-term deposits and shares of mutual funds (a)	2,060	2,810
Cash and cash equivalents	36,070	33,418

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Short-term deposits and shares of mutual funds are cash equivalents held for the purpose of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

7	Client funds on deposit and client funds payable

	March 31, 2025	December 31,2024
Client funds on deposit	17,284	13,288
Other receivables from clients (a)	6,816	5,416
Client funds on deposit and other receivables	24,100	18,704
Client funds payable (a)	24,100	18,704
Client funds payable	24,100	18,704

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction.

8	Accounts receivable

Amounts receivable from customers relate to management, incentive, placement, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these unaudited condensed consolidated interim financial statements.

	March 31, 2025	December 31, 2024
Current (a) (b)	159,362	217,132
Non-current (c)	19,170	16,402
Accounts receivable	178,532	233,534

(a)	Account receivable balances include US$ 71.2 million for PBPE VI LP. (“PBPE Fund IV”). (December 31, 2024: US$ 65.6 million) that relates to postponed collections of management fees. Renegotiations and postponement of these collections commenced in prior periods and the management fees were recognized as receivable in prior years. The renegotiated and postponed balance as of March 31, 2025, is expected to be recovered over the next twelve months subject to the timing of the realization of underlying investment fund assets and the estimated cash needs of the investment funds over the next twelve months. Management has evaluated and concluded that no allowances for uncollectible accounts need to be recorded supported by contracts and commitments of the investors of the funds and that the funds have significant investments to be realized that will generate sufficient cash to settle the outstanding balances with the Group. US$ 65.6 million receivable from PBPE Fund IV was sold to Banco Santander, S.A. on June 25, 2025, (refer to note 33).

(b)	Current accounts receivable for December 31, 2024, included US$ 59.7 million in performance fees receivable from Patria Infrastructure Fund III. The amount was received on February 28, 2025.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Non-current accounts receivable as of March 31, 2025, mainly relate to the Lavoro asset-linked receivable of US$ 15.4 million as disclosed under note 12(b). No interest is charged on non-current accounts receivable as the Lavoro asset-linked receivable is recognized at fair value. The present value adjustment on the remainder of the non-current accounts receivable balance using the effective interest rate method at the date of initial recognition is insignificant.

9	Project advances

	March 31, 2025	December 31, 2024
Current	10,739	7,577
Project advances	10,739	7,577

Project advances are comprised of recoverable advances made by the Group for the development process of new investment funds and the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

10	Other assets

	March 31, 2025	December 31, 2024
Advances to employees	3,353	2,604
Advances to suppliers	3,713	3,052
Prepaid expenses (a)	8,332	7,163
Unamortized fund structuring costs (b)	394	394
Other current assets	2,089	1,468
Other current assets	17,881	14,681

Prepaid expenses (a)	130	168
Unamortized fund structuring costs (b)	3,553	3,553
Deposits on lease agreements (c)	2,711	2,247
Other non-current assets	631	618
Other non-current assets	7,025	6,586

(a)	Prepaid expenses are comprised of SPAC life extension costs, IT related services and insurance. These costs will be recognized as an expense in the period the services are received.

(b)	Fund structuring costs represent the cost incurred in the set-up of funds. The cost incurred will be amortized over the life of the respective funds.

(c)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

11	Recoverable Taxes

	March 31, 2025	December 31, 2024
Income tax recoverable	4,840	3,706
Other recoverable taxes	1,108	806
Recoverable Taxes	5,948	4,512

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Recoverable taxes consist mainly of income taxes paid in advance to tax authorities in Brazil, the United Kingdom and Chile.

12	Investments

a.	Short-term investments

	March 31, 2025	December 31, 2024
Securities (a)	14,569	4,956
Investments held in trust account (b)	54,740	54,053
Short-term investments	69,309	59,009

(a)	Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Investments held in trust account are investments received through the IPO transaction of PLAO. These funds are restricted and may only be used for the purposes of completing an initial business combination or the redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities. For the year ended December 31, 2024, 12,339,057 public shares were redeemed for a total value of $141 million (refer to note 21(c)). No redemptions took place for the three-month period ended March 31, 2025.

b.	Long-term investments

	March 31, 2025	December 31, 2024

Lavoro Agro Limited (a)	7,172	11,337
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (b)	20,525	20,525
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (c)	1,409	1,246
Patria Infra Energia Core FIP EM Infraestrutura	1,805	1,309
Patria Infrastructure Fund V, L.P. (d)	21,729	8,479
Igah Ventures IV (e)	779	819
Other investments (f)	5,672	5,501
Long-term investments	59,091	49,216

Some investments in securities are expected to be maintained until the investment funds' respective termination date. As of March 31, 2025, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in notes (b) and (d)) ranged from 0.00005% to 8.70% (December 31, 2024: 0.00005% to 9.78%). Investments are measured at fair value through profit or loss (“FVTPL”). Refer to note 31(b) for reconciliation of movements in fair value for level 3 instruments.

(a)	The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$ 8.2 million. Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs in Latin America.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Performance fees were crystallized in conjunction with the IPO of Lavoro. The limited partner of the fund and Patria agreed that because of the successful completion of the transaction, part of the crystallized performance fee was settled through Lavoro issuing shares to Patria (total amount of US$ 15.5 million). The investment fund also agreed to cover the spread between US$ 3.50 and US$ 10 per share on the future sale of the shares by the Group. As of March 31, 2025, the receivable from the investment fund amounts to US$ 15.4 million (December 31, 2024: US$ 12.3 million) for the commitment to cover the spread.

(b)	The Group has committed approximately 46% of the capital in KMP Growth Fund II (December 31, 2024: 46%). As of March 31, 2025, KMP Growth Fund II held a direct 10.32% interest in the portfolio company (December 31, 2024: 10.32%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company, an indirect 5.50% interest in portfolio company Conexa, Brazil-based healthcare technology company (December 31, 2024: 5.44%) and an indirect 22.66% interest in the portfolio company Consorciei Participações SA (“Consorciei”) (December 31, 2024: 22.35%). Additionally, the fund holds 24.42% (December 31, 2024: 24.42%) in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education and a crowdfunding platform for startups.

(c)	An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (5.77% of the net asset value as of March 31, 2025, and 5.62% as of December 31, 2024), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

(d)	The fund is currently in fundraising stage with committed capital in five infrastructure portfolio investments, namely, Via Araucaria, a 473 km toll road concession in the State of Paraná, in Brazil; (ii) EVolution Mobility, an electric mobility platform, to provide an integrated solution for fleet conversion; (iii) Puerta de Oro, a 360 MWp solar project, which is expected to become the first project of an independent power producer (IPP) platform in Colombia; (iv) Pacifico 3, a 146 km brownfield toll road concession in Colombia; and (v) Aguas Pacifico, a water desalination platform in Chile.

(e)	The Group holds 31% (December 31, 2024: 39%) of capital in Igah Ventures IV. The main purpose of the fund is to make venture capital investments, primarily by directly investing in and holding equity and equity-oriented securities of privately held technology-enabled businesses operating primarily in Brazil. On March 31, 2025, the fund held a 7.2% direct interest in Liqi Digital Assets, a blockchain-based asset tokenization startup (early-stage venture capital). Furthermore, the fund invested US$ 0.6 million in convertible notes issued by Spott Tecnologia LTDA. If converted, this note could represent an 8.70% equity stake in the company.

(f)	Other investments include US$ 2.2 million for Nexus. The Group acquired Nexus through a business combination on July 16, 2024, – refer to note 30. The investments are restricted assets that were not part of the business combination between the Group and Nexus and the assets will be returned to the previous owners of Nexus on maturity (refer to note 21(b)(ix)).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following is the breakdown of long-term investments by region:

	March 31, 2025	December 31, 2024
Brazil	34,125	37,449
Other	24,966	11,767
Balance	59,091	49,216

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.

c.	Other financial instruments

The fair value of other financial instruments is comprised of options, warrants and energy trading contracts and is determined in accordance with the following criteria:

•	Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date. The valuation adjustment from options valuations is recognized in net financial expense (refer to note 27).

Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value of the warrant liabilities is determined using a Monte Carlo simulation with the impact of the valuation recognized as unrealized loss on warrant liability (refer to note 27).

•	Energy trading contracts – fair value adjustments are based on energy prices as published by BBCE – Balcão Brasileiro De Comercialização De Energia. The fair value adjustments together with realized gains and losses are recognized in other income/(expenses) (refer to note 26).

Below is the composition of other financial instrument portfolios (assets and liabilities) by type of instrument, fair value and maturity as of March 31, 2025, and December 31, 2024.

Financial instruments	March 31, 2025
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	223,755	94,440	96	17,408	56,419	20,613
Tria call option (a)	24,125	3,591	4	-	-	3,591
Total	247,880	98,031	100	17,408	56,419	24,204

Liabilities
Warrants - SPAC	132,250	7,245	8	-	7,245	-
Energy trading contracts	288,323	80,511	92	13,810	52,580	14,121
Total	420,573	87,756	100	13,810	59,825	14,121

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Financial instruments	December 31, 2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	90,386	25,169	88	8,354	9,292	7,523
Tria call option (a)	24,125	3,578	12	-	-	3,578
Total	114,511	28,747	100	8,354	9,292	11,101

Liabilities
Warrants – SPAC	132,250	6,143	26	-	6,143	-
Energy trading contracts	82,704	17,686	74	7,699	7,907	2,080
Total	214,954	23,829	100	7,699	14,050	2,080

(a)	Tria call option formed part of the share purchase agreement entered into on April 02, 2024, and provides the Group with the option to buy the remaining 33.33% share in Tria from non-controlling shareholders.

13	Property and equipment

Changes in cost
	Three-month period ended March 31, 2025
	Opening balance	Additions	Disposals	Transfers	CTA(*)	Closing balance

Furniture and fixtures	2,337	49	(225)	-	96	2,257
Building improvements	11,778	566	-	-	507	12,851
Work-in-progress	1,581	1,782	-	-	111	3,474
Office equipment	6,302	8	-	-	324	6,634
Right-of-use assets (a)	29,243	124	-	-	1,125	30,492

Total - Cost of fixed assets	51,241	2,529	(225)	-	2,163	55,708

Changes in accumulated depreciation
	Three-month period ended March 31, 2025
	Opening balance	Additions	Disposals	Transfers	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,249)	(34)	-	-	(65)	(1,348)
(-) Building improvements	(5,105)	(246)	-	-	(277)	(5,628)
(-) Office equipment	(4,061)	(195)	-	-	(222)	(4,478)
(-) Right-of-use assets (a)	(8,204)	(821)	-	-	(352)	(9,377)

Total - Accumulated depreciation	(18,619)	(1,296)	-	-	(916)	(20,831)
Property and equipment, net	32,622	1,233	(225)	-	1,247	34,877

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in cost	Three-month period ended March 31, 2024
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	1,868	336	-	-	(90)	2,114
Building improvements	16,659	248	(355)	(926)	(823)	14,803
Office equipment	5,983	435	-	-	(231)	6,187
Right-of-use assets (a)	20,329	2,810	-	-	(926)	22,213

Total - Cost of fixed assets	44,839	3,829	(355)	(926)	(2.070)	45,317

Changes in accumulated depreciation	Three-month period ended March 31, 2024
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,334)	(36)	-	-	77	(1,293)
(-) Building improvements	(5,490)	(208)	355	-	385	(4,958)
(-) Office equipment	(3,985)	(187)	-	-	172	(4,000)
(-) Right-of-use assets (a)	(5,845)	(761)	-	-	297	(6,309)

Total - Accumulated depreciation	(16,654)	(1,192)	355	-	931	(16,560)
Property and equipment, net	28,185	2.637	-	(926)	(1.139)	28,757

(*) CTA – Cumulative translation adjustment

As of March 31, 2025, and December 31, 2025, there was no indication that any of these assets were impaired.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 21 (a)).

(b)	The following is a breakdown of the total Property and equipment assets by region:

	March 31, 2025	December 31, 2024

Brazil	10,300	8,726
Cayman Islands	5,328	5,331
Chile	5,961	5,888
Colombia	2,676	2,595
United Kingdom	7,363	6,654
United States of America	3,027	3,166
Other	222	262
Balance	34,877	32,622

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

14	Intangible assets and goodwill

Changes in costs	Three-month period ended March 31, 2025
	Opening			Business		Closing
	balance	Additions	Transfers	Combinations	CTA(*)	Balance

Placement agents (a)	53,400	1,184	-	-	1,364	55,948
Contractual rights (b)	281,119	-	-	-	7,718	288,837
Non-contractual customer relationships (c)	110,782	-	-	-	5,803	116,585
Software	8,453	84	-	-	121	8,658
Brands (c)	17,998	-	-	-	682	18,680
Goodwill (d)	355,958	-	-	60,415	7,742	424,115
Non-compete –GPMS & Nexus	5,480	-	-	-	159	5,639
Total - Cost of intangible assets	833,190	1,268	-	60,415	23,589	918,462

Changes in accumulated amortization		Three-month period ended March 31, 2025
	Opening			Business		Closing
	balance	Additions	Transfers	combinations	CTA(*)	Balance

(-) Placement agents (a)	(33,419)	(660)	-	-	(229)	(34,308)
(-) Contractual rights (b)	(48,516)	(3,283)	-	-	1,976	(49,823)
(-) Non-contractual customer relationships (c)	(35,957)	(4,218)	-	-	(361)	(40,536)
(-) Software	(3,412)	(433)	-	-	(169)	(4,014)
(-) Brands (c)	(9,815)	(910)	-	-	(232)	(10,957)
(-) Non-compete – GPMS & Nexus	(1,205)	(432)	-	-	(41)	(1,678)
Total - Accumulated amortization	(132,324)	(9,936)	-	-	944	(141,316)

Intangible assets, net	700,866	(8,668)	-	60,415	24,533	777,146

Changes in costs			Three-month period ended March 31, 2024
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	Balance

Placement agents (a)	46,041	3,832	-	926	(400)	50,399
Contractual rights (b)	88,092	-	-	-	492	88,584
Non-contractual customer relationships (c)	120,795	-	-	-	(6,451)	114,344
Software	4,564	769	-	-	(284)	5,049
Brands (c)	19,824	-	-	-	(992)	18,832
Goodwill (d)	311,174	-	-	-	(7,272)	303,902

Total - Cost of intangible assets	590,490	4,601	-	926	(14,907)	581,110

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in accumulated amortization			Three-month period ended March 31, 2024
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(31,244)	(661)	-	-	67	(31,838)
(-) Contractual rights (b)	(39,694)	(870)	-	-	(1)	(40,565)
(-) Non-contractual customer relationships (c)	(23,238)	(3,208)	-	-	891	(25,555)
(-) Software	(2,374)	(307)	-	-	(128)	(2,809)
(-) Brands (c)	(6,928)	(998)	-	-	1,126	(6,800)

Total - Accumulated amortization	(103,478)	(6,044)	-	-	1,955	(107,567)

Intangible assets, net	487,012	(1,443)	-	926	(12,952)	473,543

(*) CTA – Cumulative translation adjustment

As of March 31, 2025, and December 31, 2024, there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted.

The remaining balance, as of March 31, 2025, is expected to be amortized as shown below:

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034-2048	Total
Placement agent fees	2,159	2,159	2,116	2,101	2,095	2,095	2,081	1,853	994	3,987	21,640

The remaining balance, as of December 31, 2024, is expected to be amortized as shown below:

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034-2048	Total
Placement agent fees	2,682	1,901	1,901	1,886	1,882	1,882	1,867	1,644	844	3,492	19,981

(b)	contractual rights related to the management of investment funds that are recognized from:

(i)	business combinations with GPMS, CSHG and Nexus completed during December 31, 2024 - refer to note 30;

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(ii)	the asset acquisition transaction of Blue Macaw, Bari and Move and the business combination with Patria Asset Management (“PAM”) completed during the year ended December 31, 2023; and

(iii)	the acquisition of control of the P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”) on December 25, 2015, from Promon International Inc.

Intangible asset			Amortization period
	P2 Group	Blue Macaw	Bari	Move	PAM	GPMS	CSHG	Nexus
Contractual rights	8-12 years	3-20 years	19 years	17 years	22 years	6-26 years	31-33 years	17 years

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah	Kamaroopin
Non-contractual customer relationships	9 years	29 years	3 years	5 years
Brands	5 years	8 years	-	8 years

(d)	The following goodwill adjustments were made for the three-month period ended March 31, 2025:

i.	GPMS

Goodwill to the value of US$ 1,077 was recognized for the three-month period ended March 31, 2025, attributable to a purchase price adjustment for the carve-out acquisition of Aberdeen.

ii.	Nexus

Goodwill acquired through the business combination with Nexus decreased by US$ 1,048 attributable to an adjustment in the contingent consideration payable.

iii.	Tria

Goodwill acquired through the business combination with Tria increased by US$ 2,156 attributable to adjustments made the to call and put options included in the acquisition of Tria.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

iv.	Deferred tax liability on fair value adjustments

A deferred tax liability was raised with a corresponding increase in goodwill for the fair value adjustments made to intangible assets acquired through business combinations (refer to note 19). The following business combinations are affected:

Business combination	Goodwill adjustment

Moneda	18,957
VBI	2,516
Kamaroopin	1,266
Patria Asset Management	10,819
GPMS	20,793
Nexus	3,879
Balance	58,230

Tax impacts of goodwill recognized:

(i)	Goodwill recognized for Moneda; Igah; Hanuman; Patria Asset Management; GPMS and Nexus are not deductible for tax purposes given the jurisdiction and/or specific tax regulations applicable to the acquiring companies for the transactions.

(ii)	Goodwill arising from the acquisition of CSHG’s Real Estate business is not tax-deductible in Brazil, as the transaction did not involve the acquisition of a legal entity, as required by the local legislation. The acquisition was merged into PILTDA.

(iii)	Goodwill arising from the acquisition of Tria is not deductible for tax purposes under Brazilian legislation as the goodwill is held by a non-operational holding company. To utilize the goodwill for tax purposes, 100% ownership in Tria is required, along with a corporate restructuring, such as a reverse merger with the operating company. However, due to Tria's status as a regulated energy trading company, such restructuring may be subject to regulatory constraints making the utilization of goodwill for tax purposes not feasible.

(iv)	Goodwill recognized of VBI and the first tranche of Kamaroopin for interest held through Brazilian subsidiaries is not deductible for tax purposes until there is the absorption of the invested entity's assets due to a merger, split, and/or incorporation. Upon restructuring, the deferred tax will be recognized in line with the Brazilian tax laws and regulations.

Impairment considerations:

The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. The recoverable amounts of acquired entities are based on value-in-use. Key assumptions to determine the value-in-use include discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

No impairment losses on goodwill have been recognized in the prior year based on the value-in-use as recoverable amount. The annual test for 2025 will be performed as part of the year-end process with no indication of impairment identified to date.

The following reflects the composition of goodwill as of March 31, 2025, and December 31, 2024, (including the effects of CTA) included in intangible assets allocated per acquisition:

	March 31, 2025	December 31, 2024

Moneda	250,815	231,142
VBI	20,102	14,967
Igah	21,006	21,006
Kamaroopin	15,043	13,469
Patria Asset Management	23,728	12,511
GPMS	54,329	30,691
Tria	7,776	5,382
CSHG	18,610	17,257
Nexus	12,706	9,533
Balance	424,115	355,958

(e)	The following is the breakdown of intangible assets by region:

	March 31, 2025	December 31, 2024

Brazil*	212,585	190,695
Cayman Islands	211,933	213,489
Chile **	117,846	101,369
Colombia***	74,093	60,062
United States of America	10,268	9,375
United Kingdom****	150,421	125,876
Balance	777,146	700,866

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, the Group considers that the location of the intangibles is best reflected by the manager’s location of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI; Kamaroopin; Tria and CSHG.

** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.

*** Goodwill and fair value adjustments to assets and liabilities allocated to Colombia includes the impact from acquisition of Patria Asset Management (“PAM”) and Nexus.

**** Goodwill and fair value adjustments to assets and liabilities allocated to the United Kingdom includes the impact from the carve-out acquisition of GPMS.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

15	Personnel and related taxes payable

	March 31, 2025	December 31, 2024
Personnel and related taxes	6,552	5,616
Accrued vacation and related charges	5,011	3,452
Employee profit sharing (a)	7,966	28,201
Personnel and related taxes payable - current liabilities (c)	19,529	37,269

Strategic bonus (b)	1,019	787
Personnel - non-current liabilities (c)	1,019	787

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the condensed consolidated statement of profit or loss. The balance on December 31, 2024, of US$ 28,201 was fully settled by February 28, 2025.

(b)	The Group provides a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective of retaining key or strategic employees and providing alignment between employees and clients. Full settlement of the program is expected in 2026.

(c)	Deferred consideration payable to key employees of acquired business are disclosed as consideration payable on acquisition – refer to note 21(b) and not included under note 15 above.

16	Loans

The Group has entered into several credit agreements with leading financial institutions. All the following agreements were made with Patria Finance Ltd. (PFL) as the counterparty and the Company as guarantor.

On December 1, 2023, PFL entered into an unsecured credit facility with Banco Santander S.A. for US$ 100 million. The credit facility charges interest at SOFR plus 2.6% on an annual basis and has a maturity date of April 22, 2025. During the period January 1, 2024, to December 31, 2024, the Group drew down US$ 75 million of the US$ 100 million facility, which remains payable on March 31, 2025. The remaining available facility of US$ 25 million was replaced by a revolving credit facility agreement entered into on March 8, 2024, (refer note below).

On October 11, 2023, PFL entered into two standby letters of credit (SBLCs) with Mizuho Bank, Ltd. and Citibank, N.A., each for GBP 11 million (a total of GBP 22 million). The SBLCs charge an annual interest rate of 2.5% and have a maturity date of April 10, 2026. The Group has not drawn down on either SBLC as of March 31, 2025.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On January 31, 2024, PFL entered into two term loans with Mizuho Bank, Ltd. and Citibank, N.A., each for US$ 38 million (a total of US$ 76 million). Both term loans charge interest at SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027. During the period January 1, 2024, to December 31, 2024, the Group drew down US$ 76 million, which remains payable on March 31, 2025.

On March 8, 2024, PFL entered into a revolving credit facility with Banco Santander, S.A. for US$ 25 million. The credit facility charges interest at SOFR plus 2.5% on an annual basis and has a maturity date of March 8, 2025. During the period January 1, 2024, to December 31, 2024, the Group drew down a total of US$ 25 million. The facility was fully settled on maturity with no liability owing on March 31, 2025.

On August 21, 2023, Moneda Asset Management (MAM) entered into a working capital facility with Banco de Chile for US$ 5 million. The credit facility charges interest at Tasa Bancária Nominal + 3.60%, per month and matured on July 21, 2024. The facility was renewed on October 28, 2024, expiring on December 28, 2025, with no drawdowns on the available amount to date.

On December 6, 2024, the Group entered into a revolving credit facility with Mizuho Bank for the value of US$ 50 million. The facility carries interest at SOFR + 2.25% with December 03, 2025, as maturity date. The Group drew down a total of US$ 50 million for the year ended December 31, 2024, and repaid a net amount of US$ 11 million during the three-month period ended on March 31, 2025. US$ 39 million remains payable on March 31, 2025.

The following table presents the movement in the loans for the period ending March 31, 2025, and December 31, 2024:

	March 31, 2025	December 31, 2024

Opening balance at beginning of the reporting period	227,971	-
Credit facilities incurred	55,396	261,000
Credit facilities acquired through business combination with Nexus	-	95
Credit facilities repaid	(91,011)	(35,000)
Debit issuance costs incurred	(31)	(3,636)
Debit issuance costs amortization	196	2,004
Interest expense accrued	3,529	10,020
Interest repaid	(3,803)	(6,502)
Currency translation adjustment	13	(10)
Closing balance at the end of the reporting period	192,260	227,971

Current	42,000	78,518
Non-current	150,260	149,453

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Loans are initially measured at fair value minus transaction costs and subsequently measured at amortized cost.

Covenants

According to the terms of the credit agreements, the Group is committed to being compliant with the following financial covenants, on an annual basis:

(i)	To maintain a Total Debt ¹ to Fee Related Earnings (“FRE”) ² not exceeding 2.5:1.0; and

(ii)	To maintain a minimum Assets Under Management (“AUM”) ³ of $20,000 million.

¹ Total debt is comprised of all loan facilities from banks.

² FRE is a performance measure used to assess the Group’s ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive, and other ancillary fees, net of rebates and related taxes, less personnel and administrative expenses, adjusted for brand amortization, and amortization of placement agents fees, excluding the impacts of equity-based compensation, carried interest allocation, deferred and contingent consideration, transaction costs, and non-recurring expenses. FRE includes base compensation (salaries and wages) in fixed amounts and variable compensation in the form of discretionary cash bonuses, which are awarded based on each individual’s performance upon consideration of a number of qualitative and quantitative factors. Incentive fees are realized performance-based fees earned by certain funds when the returns for such funds surpass the relevant benchmark over a specified time horizon. Such incentive fees are included in FRE because they represent a source of revenues that is measured and received on a recurring basis and is not dependent on realization events from the underlying investments, although the amount of incentive fees may fluctuate based on the performance of the funds relative to the relevant benchmark.

³ AUM refers to the total capital funds managed by the Group plus the investments directly made by others in the invested companies when offered by the Group as co-investments. In general, the Group’s AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) unfunded capital, which is the difference between committed and called capital. The Net asset value (“NAV”), equals total assets minus total liabilities. Committed capital corresponds to the amount which investors have agreed to contribute to an investment fund. Called capital corresponds to the portion of the committed capital called by the fund to make investments or cover expenses, such as management fees.

As of March 31, 2025, and December 31, 2024, the Group was compliant with the stipulated financial covenants as stated above.

Non-financial covenants are monitored by the Group on a regular basis with no non-compliance reported to date. Non-financial covenants include:

➢	Compliance with environmental laws;

➢	Providing notice of litigation and other matters;

➢	Preservation of corporate existence and related matters;

➢	Maintenance of property, plant and equipment;

➢	Compliance with laws and governmental approvals;

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

➢	Use the proceeds for general investments, working capital, and general corporate purposes of the Borrower and its Subsidiaries, and ensure no part of the proceeds is used for purchasing or carrying margin stock or for any purpose which violates the provisions;

➢	Comply with all applicable Anti-Money Laundering Laws and Anti-Corruption Laws, and maintain policies and procedures designed to ensure compliance with these laws;

➢	Filing of 20F on time with the SEC including extensions permitted by the SEC;

➢	Maintain a system of accounting, and keep books, records and accounts as may be required or as may be necessary to permit the preparation of financial statements; and

➢	Retaining key management.

17	Taxes payable

	March 31, 2025	December 31, 2024
Taxes on revenues	1,396	2,347
Income taxes (a)	5,666	3,642
Other taxes payable	475	451
Taxes payable	7,537	6,440

(a)	The increase in income taxes is mainly attributable to GPMS that reflects an increase in taxable income after utilizing assessed tax losses in 2024.

18	Other liabilities

	March 31, 2025	December 31, 2024
Suppliers (a)	66,319	41,788
Lease liabilities (b)	3,948	3,721
Dividends payable (c)	1,402	1,302
Unearned revenues (d)	30,921	-
Other current liabilities	58	9
Other current liabilities	102,648	46,820

Lease liabilities (b)	18,702	18,717
Other non-current liabilities	290	70
Other non-current liabilities	18,992	18,787

(a)	The supplier balance for March 31, 2025, includes US$ 24 million capital calls payable for certain long-term investments.

(b)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, Bogotá, London, New York, Montevideo, Santiago, São Paulo and Medellín as disclosed in note 21(a).

(c)	US$ 1.2 million dividends payable were declared to the previous non-controlling shareholders of VBI but not yet paid. The amount is expected to be settled during the financial year 2025.

(d)	Unearned revenue represents cash received in advance for management fees. The services will be provided during the second quarter of 2025 with management fees to be recognized in the unaudited condensed consolidated statement of profit or loss then.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

19	Deferred taxes

Temporary differences	December 31, 2023	(Charged)/credited		March 31, 2024	December 31, 2024	(Charged)/credited			March 31, 2025
		to profit or loss	directly to equity / CTA			to profit or loss	directly to equity / CTA	to goodwill (e)

Derivative options (a)	10,643	-	(330)	10,313	-	-	-	-	-
Employee profit sharing provision and other personnel accruals (b)	3,249	(1,806)	(146)	1,297	6,756	(3,034)	424	-	4,146
Intangible assets from business combinations (e)	1,818	39	(55)	1,802	1,777	9,584	1,710	(58,230)	(45,159)
Deferred consideration from business combinations	-	-	-	-	650	177	56	-	883
Contingent consideration payable	639	502	2	1,143	4,818	-	377	-	5,195
Tax losses (c)	26	7	(3)	30	1,946	144	154	-	2,244
Tax on Accrual for expenses	15	12	-	27	581	(12)	20	-	589
Tax depreciation of fixed assets	(308)	43	31	(234)	(272)	(24)	(14)	-	(310)
Deferred tax on performance fees - IFRS 15	(625)	316	19	(290)	(52)	-	28	-	(24)
Gain from bargain purchase	(107)	6	11	(90)	(64)	9	(3)	-	(58)
Fair value adjustment (d)	(53)	25	2	(26)	(2,251)	(711)	(171)	-	(3,133)
Impact of IFRS 16	174	(21)	(1)	152	166	12	13	-	191
Other	1	84	(30)	55	(5)	4	(3)	-	(4)

Net deferred tax balance	15,472	(793)	(500)	14,179	14,050	6,149	2,591	(58,230)	(35,440)
Deferred tax assets	15,472			14,179	15,824				14,432
Deferred tax liabilities	-			-	(1,774)				(49,872)

(a)	The temporary difference on derivative options arose from unrealized losses on the VBI put option. The Group exercised its option to acquire the remaining 50% of shares from VBI’s non-controlling interest on August 01, 2024, that resulted in the derecognition of the put option and related deferred tax asset.

(b)	Deferred tax on temporary differences in the provision for employee profit-sharing.

(c)	The deferred tax assets are recognized on assessed losses relating to PILTDA, Moneda and Tria. Based on recent financial forecasts, sufficient future taxable income will be available to utilize these assessed losses.

(d)	Fair value adjustments include a US$ 2,916 deferred tax liability arising from unrealized gains and losses recognized on energy trading contracts. On realization, gains and losses on energy trading contracts are considered for current income tax purposes.

(e)	A deferred tax liability was recognized on fair value adjustments made to intangible assets acquired through business combinations. The recognition of the deferred tax liability resulted in a corresponding increase in goodwill (refer to note 14).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

20	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated interim financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded relating to any of the matters below.

Tax Matters

(a)	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of the Group’s subsidiaries (Patria Investimentos Ltda.), to demand the collection of Social Integration Program (“PIS”), and Social Security Financing Contribution (“COFINS”), allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. An aggravated penalty of 150% was applied in connection with supposed fraud and sham allegation and certain executive directors were also deemed jointly liable in connection with such allegations. The administrative court has not yet issued a final decision regarding this administrative proceeding. As of March 31, 2025, the estimated value involved in this proceeding was US$ 5.9 million (December 31, 2024: US$ 5.5 million). With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

(b)	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax claim against one of the Group’s subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. The Group filed a defense and a decision by the administrative court is currently pending. As of March 31, 2025, the estimated amount involved in this proceeding was US$ 2.3 million (December 31, 2024: US$ 2.1 million). With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

(c)	On April 02, 2025, Platam Investments Brazil Ltda. (“PLATAM”) received a Notice of Infraction questioning non-payment of ISS. The aggregated amount involved in this proceeding on March 31, 2025, was approximately US$ 1.1 million (December 31, 2024: US$ 1.0 million). The infraction period covers fiscal years 2022 and 2023. With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

Other tax related matters:

In 2024, the Brazilian Federal Revenue Services issued an infraction notice against the administrator of an investment fund managed by the Group’s subsidiary Pátria Investimentos Ltda. According to the Brazilian Federal Revenue Service, the investment structure did not meet the requirements set forth in Law No. 11.312 of June 27, 2006. Since Pátria Investimentos Ltda. was the manager of the fund administered by a third-party company, the Brazilian Federal Revenue Service indicated that Pátria Investimentos Ltda. would be jointly liable, under the terms of Article 124, I, of the National Tax Code. To date, no final decision has been made in the administrative proceeding. The Group notes that the infraction notice does not claim any amounts directly from Pátria Investimentos Ltda., but rather from the administrator of the fund managed by Pátria Investimentos Ltda., which is legally responsible for the withholding income tax liabilities eventually arising from the remittance of income to non-resident investors. The proceeding is under seal. Based on the advice from the Group’s external counsel, management assessed the risk of loss in this proceeding as remote, and no provision has been recorded.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Civil Matters

As of March 31, 2025, The Group is party to four legal proceedings of a civil nature: (i) two collection lawsuits filed by third parties seeking our joint liability for the acts of certain of the Group’s service providers and portfolio companies; (ii) one commercial dispute involving a group of investors seeking indemnification for alleged damages; and (iii) one commercial dispute filed by third parties seeking our joint liability in connection with the termination of a share purchase and sale agreement and other covenants entered into by a portfolio company of one of the funds managed by the Group.

The aggregate estimated amount in connection with these proceedings is approximately US$ 78.8 million (December 31, 2024: US$ 73.1 million). With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

Labor Matters

As of March 31, 2025, the Group is party to five labor-related proceedings in an aggregate amount of US$ 0.2 million (December 31, 2024: US$ 0.2 million). The cases primarily involve labor claims of employees of third-party companies seeking the Group’s joint and several liability for the acts of the Group’s service providers and portfolio companies.

The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

21	Commitments

The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, Bogotá, London, Montevideo, New York, Santiago; São Paulo and Medellín.

The condensed consolidated statements disclose the following amounts relating to leases:

Amounts recognized in the unaudited consolidated statement of financial position

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	March 31, 2025	December 31, 2024
Right-of-use assets	30,492	29,243
(-) Depreciation of right-of-use assets	(9,377)	(8,204)
Right-of-use assets	21,115	21,039

Lease liabilities (other current liabilities)	3,948	3,721
Lease liabilities (other non-current liabilities)	18,702	18,717
Lease liabilities	22,650	22,438

Amounts recognized in the unaudited consolidated statement of profit or loss

	March 31, 2025	March 31, 2024
Depreciation of right-of-use assets	(821)	(761)
Interest on lease liabilities	(363)	(329)
Amounts recognized in the unaudited consolidated statement of cash flows
Principal paid	(905)	(648)
Interest on lease liabilities	(363)	(329)

No notable lease movements took place during the three-month period ended March 31, 2025.

Refer to note 31 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 32 for disclosures on leases with related parties.

b.	Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions.

	March 31, 2025	December 31, 2024
Deferred consideration payable - Moneda (i)	-	28,747
Deferred consideration payable - GPMS (ii)	7,320	6,120
Deferred consideration payable - CSHG (iii)	175	116
Consideration payable post acquisition – VBI (iv)	1,582	1,455
Consideration payable post acquisition – VBI (v)	32,114	32,327
Consideration payable on acquisition – Bancolombia	5,279	5,279
Consideration payable on acquisition – Igah IV (vi)	885	460
Consideration payable on acquisition – GPMS (vii)	-	20,268
Contingent consideration payable on acquisition – Kamaroopin	7,214	7,214

Current liabilities – consideration payable on acquisition	54,569	101,986

Deferred consideration payable – CSHG (iii)	2,718	1,797
Deferred consideration payable - GPMS (ii)	-	6,120
Consideration payable post acquisition – VBI (iv)	1,582	1,394
Consideration payable on acquisition – Bancolombia	19,982	19,982

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Consideration payable post acquisition – VBI (v)	21,857	31,934
Consideration payable on acquisition – GPMS (vii)	24,357	24,299
Consideration payable on acquisition – Igah IV (vi)	1,897	2,071
Other consideration payable – Nexus (ix)	2,227	2,227
Contingent consideration payable on acquisition – GPMS (vii)	25,329	25,329
Contingent consideration payable on acquisition – Nexus (viii)	5,037	6,085

Non-current liabilities – consideration payable on acquisition	104,986	121,238

i.	On January 31, 2025, the Group settled the deferred consideration payable to Moneda partners with the issuance of 2,423,546 Class A common shares of the Company.

ii.	The deferred consideration payable for GPMS relates to commission agreements in place with key management and employees of Aberdeen Inc. who were transferred to GPMS during the carve-out acquisition on April 26, 2024. The remaining consideration shall be settled in full by February 2026.

iii.	The current portion of the deferred consideration vested during April 2025, and the liability will be settled during the second quarter of 2025.

The non-current portion of the deferred consideration payable is also a retention bonus for employees of CSHG and will be settled in the Company’s Class A common shares subject to a vesting period over the next two to five years.

iv.	The acquisition of CSHG in 2024 triggered a R$ 50 million (US$ 8.7 million as of March 31, 2025) price adjustment to the consideration paid for the acquisition of VBI. R$ 25 million (US$ 4.9 million) was paid on April 01, 2024, issuing 337,992 Class A common shares of the Company. The remainder amount of R$ 28.4 million or US$ 5.0 million (R$ 25 million Brazilian Interbank Deposit Rate (“CDI”) adjusted) became due and payable on the finalization of CSHG funds transfer of which R$ 8.3 million (US$ 1.5 million) was settled in cash on August 01, 2024. R$20.1 (US$ 3.5 million) remains outstanding and will be settled in cash on August 01, 2025 (R$ 9.5 million or US$ 1.6 million) and August 01, 2026 (R$ 10.6 million or US$ 1.9 million).

v.	On August 01, 2024 (closing date), the Group exercised its option to acquire the remaining 50% interest in VBI from non-controlling interest. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022 (refer note 21(d)). The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI.

The consideration of R$ 404.5 million (US$ 70.4 million as of March 31, 2025) for the 50% common shares of VBI will be settled through cash (R$ 229.2 million or US$ 39.9 million) and the issue of Class A common shares of the Company (R$ 175.3 million) or US$ 30.5 million.

The cash consideration will be settled as follows:

➢	R$ 22.2 million (US$ 3.9 million) on closing date – amount was paid on August 01, 2024;

➢	R$ 98.4 million (US$ 17.1 million) twelve months after closing date; and

➢	R$ 108.6 million (US$ 18.9 million) twenty-four months after the closing date.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The equity consideration of R$ 175.3 million (US$ 30.5 million) will be settled in two equal tranches during January 2025 and January 2026. On January 17, 2025, the Group issued 1,246,846 Class A common shares of the company (US$ 14.5 million) settling the first tranche.

The preferred stock to the value of R$ 38.7 million (US$ 6.7 million) will be settled in cash over the next two years. The first payment of R$ 3.8 million (US$ 0.7 million) was made on August 01, 2024.

vi.	On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% investment in Igah IV for R$ 24.3 million (US$ 4.2 million) that will be paid in cash between the years 2024 and 2028 (CDI adjusted). The Group settled R$ 4.1 million (US$ 0.6 million) during December 2024 and R$ 2.9 million (US$ 0.5 million) on January 31, 2025.

The remaining purchase price (CDI adjusted) will be settled in cash as follows:

➢	R$ 6.7 million (US$ 1.2 million) on February 28, 2026

➢	R$ 6.7 million (US$ 1.2 million) on February 28, 2027

➢	R$ 3.9 million (US$ 0.7 million) on February 28, 2028

vii.	The consideration and contingent consideration payable emerged from the carve-out acquisition in Aberdeen Inc. during 2024 (refer to note 30).

➢	The non-current consideration payable will be settled in cash twenty-four months after the closing date of April 26, 2024.

➢	The current consideration payable relates to the net working capital position on the acquisition date and as agreed in the share purchase agreement with Aberdeen Inc, was settled on February 06, 2025, in cash.

➢	The settlement of the contingent consideration will take place between thirty-four and thirty-six months after the closing date and depends on GPMS achieving the revenue targets set.

viii.	The business combination with Nexus includes a contingent consideration recognized at a fair value of US$ 5.0 million. The settlement of the contingent consideration is due by 2027 and is dependent on the business achieving set benchmark fees.

ix.	Certain long-term investments remained in Nexus during the business combination with the Group. The Group acquired these long-term investments together with a liability to return the funds to the previous owners of Nexus as the investments mature (refer to note 12(b)).

The total cash settlements that took place for the three-month period ended March 31, 2025, are as follows:

	March 31, 2025	March 31, 2024
Deferred consideration payable - GPMS	3,146	-
Consideration payable on acquisition – Igah IV	493	-
Consideration payable on acquisition – GPMS	20,066	-
Consideration payable post acquisition – VBI preference shares	2,307	-
	26,012	-

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.	SPAC commitment subject to possible redemption

The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash upon the completion of PLAO’s initial business combination. With the 15-month extension approved on June 12, 2024, the holders of shares redeemed 12,339,057 shares (refer note 5 (f) and note 12(a)).

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of March 31, 2025, was US$ 54,809 (December 31, 2024: US$ 54,053). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the condensed consolidated statement of profit or loss (refer to note 12(c) and note 27).

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares to subsequently accrete the SPAC’s Class A Ordinary Shares to redemption value. Transaction costs include US$ 4.6 million in upfront underwriting commissions deducted from the SPAC’s IPO proceeds and US$16.8 million in other offering costs which were expensed ($6.2 million and $10.3 million for the years ending December 31, 2023, and 2022, respectively, with no expense in 2024 and 2025).

The SPAC is subject to laws and regulations enacted by national, regional and local governments. It is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time-consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the business, including the ability to negotiate and complete an initial business combination, and results of operations.

Movements during the period on the Group’s commitment subject to possible redemption are detailed below. Movements of the SPAC’s IPO initial costs and interest earned represent a non-cash charge against commitments subject to redemption and have no impact on the Group’s consolidated statement of cash flows during the period which will be settled upon any redemptions:

Commitment subject to possible redemption
Balance on December 31, 2023	187,356
Interest earned on trust account	2,436
Deposits	900
Balance on March 31, 2024	190,692

Balance on December 31, 2024	54,053
Interest earned on trust account	551
Deposits	205
Balance on March 31, 2025	54,809

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.	Gross obligation under put option

i.	VBI – Option arrangements

The business combination concluded on July 1, 2022, included VBI Option arrangements with the non-controlling shareholders of VBI. The Group exercised its call option on August 01, 2024, that resulted in the derecognition of the gross obligation under put option.

ii.	Igah GP IV – Option arrangements

The business combination with Igah GP IV concluded on November 30, 2022, included Igah Option arrangements with the selling shareholders of Igah GP IV.

The Group increased its stake in Igah GP IV on December 23, 2024, that resulted in partial derecognition of the gross obligation. The option to exercise the remaining portion of the call option was extended to take place between November 2025 and November 2027.

iii.	Tria – Option arrangements

The business combination with Tria, concluded on April 2, 2024, includes option arrangements with the non-controlling shareholders of Tria. The Tria put options can be individually exercised by each non-controlling shareholder, being (i) December 31, 2029; (ii) December 31, 2030; or (iii) December 31, 2031, the "Base Date" and each April 1st up to 30th of the years between 2029, 2030 or 2031 the "Option Window". If the Tria put options are not exercised during the option window, the Group may exercise the Tria call options in the month of May immediately after the end of each Tria put option window.

The fair value of the put options was determined using a Monte Carlo simulation that is based on guidelines from “The Appraisal Foundation”. The methodology assumes that the value of the share follows the stochastic process defined as Brownian geometric motion. The assumptions for the simulation are the volatility of the variable in question, the risk-free discount rate and the time remaining until maturity.

Movements during the period on the Group’s gross obligation under the VBI, Igah and Tria put options are detailed below.

	Notes	VBI	Igah IV	Tria	Total
Balance on December 31, 2024		-	2,503	15,755	18,258
Cumulative translation adjustment		-	(403)	458	55
Transfers		257	(737)	3,415	2,935
Gross obligation adjustments	26(b)	(257)	1,147	213	1,103
Balance on March 31, 2025		-	2,510	19,841	22,351

Balance on December 31, 2023		81,588	11,338	-	92,926
Cumulative translation adjustment		(2,553)	-	-	(2,553)
Gross obligation adjustments	26(b)	2,577	178	-	2,755
Balance on March 31, 2024		81,612	11,516	-	93,128

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22	Net revenue from services

	Three-month periods ended March 31,
	2025	2024
Net revenue from management fees	76,575	62,604
Net revenue from incentive fees	264	-
Net revenue from performance fees	767	-
Net fund fees	77,606	62,604

Net revenue from advisory and other ancillary fees	1,961	1,304

Net revenue from services	79,567	63,908

The following is the breakdown of net revenue by region (a):
Brazil	13,323	12,266
Cayman Islands	33,726	34,167
Chile	8,202	12,497
Colombia	4,094	3,049
Uruguay	798	554
United Kingdom	18,406	732
United States of America	1,018	643
Net revenue from services	79,567	63,908

(a)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the periods presented.

23	Personnel expenses and carried interest allocation

	Three-month periods ended March 31,
	2025	2024
Salaries and wages	(13,847)	(10,105)
Rewards and bonuses	(5,692)	(3,913)
Social security contributions and payroll taxes	(2,190)	(1,440)
Strategic Bonus	(199)	(206)
Restructuring costs – personnel	(1,143)	(528)
Share based incentive plan (refer to note 29(d))	(3,583)	(447)
Other short-term benefits	(2,414)	(1,806)
Personnel expenses	(29,068)	(18,445)
Carried interest allocation (a)	-	-

(a)	Carried interest allocation refers to the Group’s employees’ right to up to 35% of the performance fees recognized from certain investments funds. As of March 31, 2025, US$ 37.4 million (US$ 32.0 million as current and US$ 5.4 million as non-current) (December 31, 2024: US$ 37.3 million with US$ 31.9 million as current and US$ 5.4 million as non-current) remains payable primarily related to performance fees recognized from investment funds.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

24	Amortization of intangible assets

	Three-month periods ended March 31,
	2025	2024

Amortization of non-contractual customer relationships	(4,218)	(3,208)
Amortization of contractual rights	(3,283)	(870)
Amortization of placement agents’ fees	(660)	(661)
Amortization of brands	(910)	(998)
Amortization of software	(433)	(307)
Amortization of non-competes	(432)	-
Amortization of intangible assets (refer to note 14)	(9,936)	(6,044)

25	General and Administrative expenses

	Three-month periods ended March 31,
	2025	2024
Professional services	(4,993)	(3,628)
IT and telecom services	(1,705)	(1,422)
Depreciation of right-of-use assets	(821)	(761)
Travel expenses	(1,136)	(858)
Marketing and events	(968)	(768)
Occupancy expenses	(697)	(217)
Depreciation of property and equipment	(475)	(431)
Professional services - SPAC	(258)	(306)
Insurance	(186)	(196)
Taxes and contributions	(231)	(168)
Materials and supplies	(103)	(104)
Other administrative expenses	(472)	(331)
General and Administrative expenses	(12,045)	(9,190)

26	Other income/(expenses)

	Three-month periods ended March 31,
	2025	2024
Energy trading contracts – net realized gains (a)	1,873	-
Energy trading contracts – unrealized fair value adjustments (a)	2,165	-
Transaction costs	(419)	(718)
Integration costs (b)	(2,092)	(609)
Other	226	(640)
Other expenses	1,753	(1,967)

(a)	Tria’s operations started on April 02, 2024, with no operating results for the three-month period ended March 31, 2024.

(b)	Expenditure paid to third party service providers assisting in the reorganization and integration of acquired businesses.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

27	Financial income & Financial expense

	Three-month periods ended March 31,
	2025	2024
Financial income
Financial investment income	490	501
Realized gains from long-term investments	20	74
Unrealized gains on asset-linked receivable (a)	3,053	4,367
Foreign exchange gains	215	-
Other financial income	-	10
Total finance income	3,778	4,952

Financial expenses
Unrealized losses on long-term investments	(5,007)	(3,070)
Unrealized loss on warrant liability	(1,102)	(780)
Unrealized loss on Tria call option	(929)	-
Realized losses on other derivative financial instruments	-	(302)
Consideration payable adjustments (b)	(1,665)	(2,265)
Gross obligation adjustments (b)	(1,103)	(2,754)
Commission, brokerage and financing expenses	(245)	(208)
Interest on lease liabilities	(363)	(329)
Interest on loans (refer to note 16)	(3,529)	-
Interest on accounts receivable (c)	(3,087)	-
Foreign exchange losses	(446)	(251)
Other financial expenses	(1,228)	(579)
Total finance expenses	(18,704)	(10,538)

Net financial expense	(14,926)	(5,586)

(a)	The related income is linked to the movement in Lavoro Agro Limited share price – refer to note 12(b) for details.

(b)	Measurement of the present value of acquisition considerations payable, fair value adjustments of contingent considerations (refer to note 21 (b)) and gross obligations under put option (refer to note 21(d)) for acquired businesses, are included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The three-months period ended March 31, 2025, and 2024 relates to the impact from unwinding the discount related to the time value of money, reflecting the change in the carrying value of the payables that is attributable to the passage of time and decrease in the effective yield.

(c)	Interest on accounts receivable is an adjustment to accounts receivable balances on March 31, 2025, to reflect the present value of future cash collections.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

28	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime whereas subsidiaries of the Group headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended March 31,
Reconciliation of income tax	2025	2024
Income before income taxes	14,604	20,073

Impact of difference in tax rates of foreign subsidiaries	(7,513)	(4,220)
Other	9,467	-

Total income taxes (a)	1,954	(4,220)
Current	(4,195)	(3,427)
Deferred (b)	6,149	(793)
Effective tax rate	(13.4%)	21.0%

(a)	No amounts related to income taxes have been recognized directly in equity.

(b)	Refer to note 19 for a breakdown in deferred tax movements for the three-month periods ended March 31, 2025, and March 31, 2024.

International Tax Reform – Pillar Two

The International Tax Reform - Pillar Two Model Rules, also referred to as the "Global Anti-Base Erosion" or "GloBE" Rules, was released by the Organization for Economic Co-operation and Development (OECD) on December 20, 2021. Delegates from all Inclusive Framework (IF) member jurisdictions developed the rules, and over 135 jurisdictions agreed to update the international tax system, considering it was no longer fit for purpose in a globalized and digitalized economy.

Pillar Two Rules aim to ensure that large multinational enterprises with consolidated revenues of EUR 750 million or more in at least two of the last four years pay a minimum effective corporate tax rate of 15% on income arising in each jurisdiction with revenue-generating activities. The means by which GloBE must be incorporated into domestic law is determined by each implementing jurisdiction.

For the period ending March 31, 2025, the Group has not incurred any top-up tax, considering it did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for under IFRS have not exceeded EUR 750 million in at least two of the last four years, and the Group also does not expect to exceed the mentioned threshold in the 2025 financial year.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Furthermore, the Group operates in multiple jurisdictions (Uruguay, Brazil, Cayman Islands, Chile, Colombia, Argentina, Hong Kong, the United States of America, and the United Kingdom), and the application of the Pillar Two rules requires jurisdictions to enact legislation to apply the Pillar Two rules.

Transfer pricing and related tax considerations

All the jurisdictions in which the Group operate have enacted rules on transfer pricing that require intragroup transactions to be conducted on arm’s-length terms. Brazil did not comprehensively adopt the arm’s length terms until December 28, 2022, when Provisional Measure No. 1,152/2022, later converted into Law No. 14,596/2023, was enacted to adapt the Brazilian transfer pricing rules to fully adopt the arm’s length standard. These provisions became effective as of January 2024 and adopted by the Group.

The Group regularly obtains advice regarding, inter alia, transfer pricing from external tax advisors to ensure that transactions conducted between and among subsidiaries, including, but not limited to, provision of marketing, investor relations, investment advisory and business support services, are made on a commercial basis and consistent with the arm’s length principle as set forth under the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-Operation and Development (the “OECD Guidelines”), as well as local legislation of the entities involved in the controlled transactions.

29	Equity

(a)	Capital

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are undesignated as yet and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 158,075,392 common shares issued and outstanding, of which 65,129,962 are Class A common shares and 92,945,430 are Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into the same quantity of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether for value or no value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Restrictions on transfer

As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition's closing date (December 01, 2021) until the earlier of (a) the Moneda former partner's termination of employment with the Group or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50% of the relevant collateral shares.

As of March 31, 2025, and December 31, 2024, the issued share capital was distributed as follows:

	March 31, 2025		December 31, 2024
	Shares	Capital (US$)	Shares	Capital (US$)
Total	158,075,392	15,807	153,586,168	15,358
Class A	65,129,962	6,512	60,640,738	6,063
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of March 31, 2025, and December 31, 2024, are presented below:

	March 31, 2025	December 31, 2024
Class A	442,280	389,497
Class B	186,101	186,101
Gross total	628,381	575,598
Utilized for dividends declared (refer to note 29(c))	(55,283)	(48,359)
Net additional paid-in capital	573,098	527,239

The movements in additional paid-in capital for the three-month period ended March 31, 2025, are summarized below:

i.	On January 21, 2025, the Company issued 1,246,846 Class A common shares (US$ 14.5 million) to VBI’s previous owners as part settlement of the VBI option exercise.

ii.	On January 31, 2025, the Company issued 2,423,546 Class A common shares (US$ 28.7 million) settling the second and final tranche of the Moneda deferred consideration.

iii.	On February 28, 2025, the Company issued 798,364 Class A common shares (US$ 9.3 million) settling bonuses of employees and key management as part of the 2024 bonus share plan.

iv.	For the three-month period ended March 31, 2025, the Company issued 20,468 Class A common shares (US$ 0.2 million) as compensation for Grant C restricted stock units that vested – refer to note 29(d).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders quarterly deploying accumulated retained earnings. The current year’s dividends declared to date resulted in a depletion of available retained earnings, however, under Cayman Law, dividends may also be distributed out of additional paid-in capital. As a result, additional paid-in capital to the value of US$ 6,924 (December 31, 2024: US$ 48,359) was transferred to retained earnings to fund the short-fall in accumulated retained earnings. The Group remains in a position to pay its debts as they fall due in the ordinary course of business.

Dividends declared and paid by the Group to the Company’s shareholders for the three-month periods ended March 31, 2025, and 2024 were:

Shareholder	March 31, 2025		March 31, 2024
		US$		US$
Class A	9,718	0.1492	22,964	0.3974
Class B	13,871	0.1492	36,939	0.3974
Total	23,589	0.1492	59,903	0.3974

(d)	Share based incentive plans

The equity incentive programs under the long-term incentive plan (“LTIP”) are restricted share plans in which eligible participants include members of the Group’s management and its employees.  Beneficiaries under the equity incentive programs are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the LTIP Committee.

The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of December 31, 2024, Grants A and B disclosed below have been granted from the LTIP.

A new LTIP was approved and launched on February 26, 2024. From 2024 going forward, a maximum of 5,380,000 shares can be granted from the LTIP. As of March 31, 2025, Grant C and Matching program disclosed below have been granted from the LTIP.

Grant A

Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant A shall not exceed 101,408 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Grant B

Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant B shall not exceed 357,132 (297,610 PSUs were granted to eligible participants under Grant B and the remaining 59,522 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant C

Grant C was provided to eligible participants commencing from June 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant C shall not exceed 3,387,278.  PSUs totaling 2,822,732 were granted to eligible participants under Grant C, and the remaining 564,546 PSUs may be issued in the future, subject to the boost grant requirements being met.  543,953 Restricted Stock Units (“RSUs”) were also issued where eligible participants are required to remain in service for a specified period with no performance condition attached to the RSUs.

Matching program

The Matching program was provided to eligible participants commencing from February 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under the Matching program shall not exceed 924,008 RSUs which were granted during 2024.

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021, and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant shall not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSU might be issued subject to the boost grant requirements being met).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The table below reflects the share plan activity for the periods ended March 31, 2025, and December 31, 2024:

	IPO Grant	Grant A	Grant B	Grant C	Grant C	Matching program
	Number of PSUs (in thousands)				Number of RSUs (in thousands)

Outstanding, December 31, 2023	131	85	297	-	-	-

Granted	-	-	-	2,823	544	924
Forfeited	(26)	(20)	(37)	(38)	-	(16)
Outstanding, December 31, 2024	105	65	260	2,785	544	908
Granted	-	-	-	-	-	-
Vested	-	-	-	-	(61)	-
Forfeited	-	-	-	-	-	-
Outstanding, March 31, 2025	105	65	260	2,785	483	908

61,404 Grant C RSU’S vested for the three-month period ended March 31, 2025. The Group issued Class A common shares of the Company as compensation for 20,468 units with the remaining settlement to take place in due course. The intention of the Committee as of March 31, 2025, is to settle any future vesting through delivery of Class A common shares of the Company to participants.

Refer to note 23 for expenses incurred for the three-month periods ended March 31, 2025, and 2024.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$ 15.95
Grant A	December 1, 2022	US$ 9.15
Grant B	January 22, 2023	US$ 10.76
Grant C - PSU	January 19, 2024	US$ 9.82
Grant C - RSU	June 30, 2024	US$ 12.06
Matching program	February 28, 2024	US$ 14.89

The original weighted-average fair value of PSU and RSU shares was determined on the grant date and calculated based on a Monte Carlo simulation, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

Reconciliation of the capital reserves account:

Description
	2025	2024

Opening balance – January 01	22,041	2,960
Share based incentive plan expense (Refer to note 23)	3,583	447
Bonus share plan settled	(11,628)	-
Closing balance – March 31	13,996	3,407

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s consolidated net income attributable to the holders of the Company’s common shares for the three-month period ended March 31, 2025.

Share transactions that affected basic earnings per share

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Moneda deferred consideration

On January 29, 2025, an amendment to the Moneda share purchase agreement was executed with Moneda’s former partners who are currently employees of the Group to settle the second installment of deferred consideration with equity through issuance of the Company’s Class A common shares (refer to note 21(b)(i)). On January 31, 2025, 2,423,546 Class A common shares were issued. The weighted average impact of the issuance (approximately 1,670,000 shares) has been included in the basic earnings per share for the three-month period ended March 31, 2025.

Employee-profit sharing

Certain employees received their profit sharing awards for the year ending December 31, 2024, in the form of Class A common shares of the Company. As the shares vested on receipt of the equity compensation, settled on February 28, 2025, the weighted average impact of the issuance (approximately 286,000 shares) has been included in the basic earnings per share for the three-month period ended March 31, 2025.

VBI call option exercised

On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. The option arrangement includes the acquisition of 50% common shares and the preferred stocks from previous owners of VBI with the purchase consideration that includes an equity settlement of R$ 175.3 million (approximately US$ 30.5 million) that will be settled with the issuance of Class A common shares of the Company in two equal tranches during January 2025 and January 2026. The 2025 tranche was settled on January 21, 2025, and the weighted average impact of approximately 1,247,000 shares has been included in the basic earnings per share for the three-month period ended March 31, 2025.

For the second tranche to be settled in 2026, except for the passage of time, no vesting conditions are linked to the issue of the shares. The weighted average impact of approximately 1,330,000 shares has been included in the basic earnings per share below for the three-month period ended March 31, 2025.

Vesting of Grant C restricted stock units

On January 19, 2025, 61,404 Grant C restricted stock units vested and will be settled issuing Class A common shares of the company. The weighted average impact of the issuance of (approximately 49,000 shares) has been included in the basic earnings per share for the three-month period ended March 31, 2025.

Potential share transactions considered for diluted earnings per share

Share based incentive plans

The dilutive effect of the equity incentive programs is dependent on whether vesting conditions are deemed to be met on the reporting date. As of March 31, 2025, and December 31, 2024, the TSR performance conditions were not met. Equity incentive programs with vesting conditions could potentially dilute basic earnings per share in future.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The weighted average impact of share-based incentive plans without performance conditions (RSU shares) was included as part of calculated diluted earnings per share for the three-month period ended March 31, 2025 (approximately 279,000 shares).

Igah

The impact from Igah Option arrangements to be settled in Class A common shares of the Company was excluded from the calculated diluted earnings per share as call options will always have an anti-dilutive effect.

CSHG deferred consideration – with vesting requirements

Key employees of the acquired CSHG funds will be compensated through the issuance of Class A common shares of the Company as part of the business combination between the Group and Credit Suisse. The total future compensation of approximately US$ 9.5 million is subject to a vesting period of between one to five years. The weighted average number of potential shares to be issued in future, if vesting conditions are met, was included in the calculation of diluted earnings per share for the three-month period ended March 31, 2025 (approximately 270,000 shares).

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares for the period ended March 31, 2025.

	Three-month periods ended March 31,
	2025	2024

Net income for the period attributable to the Owners of the Company	15,664	15,449
Basic weighted average number of shares	158,167,095	150,157,792
Basic earnings per share	0.09903	0.10289
Diluted weighted average number of shares	159,987,993	152,165,829
Diluted earnings per share	0.09791	0.10153

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of March 31, 2025, the Group had five subsidiaries with non-controlling interests as per the table below.

		Equity		Income / (loss)
		For periods ended		Three-month periods ended March 31,
Non-controlling interest	Interest	March 31, 2025	December 31, 2024	2025	2024
VBI Real Estate	0.0%	-	-	-	(15)
Patria Asset Management	49.26%	17,481	17,076	310	419
Tria	33.33%	(7,151)	(7,523)	572	-
Patria Real Estate Latam*	1.10%	76	70	3	-
PEVC I General Partner IV*	42.92%	36	28	9	-
SH Manco Holding*	25.00%	203	203	-	-
		10,645	9,854	894	404

*Due to the immaterial values attributable to the non-controlling interest in these subsidiaries, no additional information is disclosed in these unaudited condensed consolidated interim financial statements.

Set below is summarized financial information for subsidiaries that have material non-controlling interests. The amounts disclosed are before inter-company eliminations.

Statement of Financial Position

Summarized Condensed Statement of Financial Position	Tria		Patria Asset Management
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Current assets	110,953	50,133	11,751	10,651
Current liabilities	(93,531)	(34,731)	(4,616)	(4,644)
Current net assets	17,422	15,402	7,135	6,007

Non-current assets	23,309	7,990	16,892	17,207
Non-current liabilities	(17,041)	(4,100)	(1,046)	(707)
Non-current net assets	6,268	3,890	15,846	16,500

Net assets	23,690	19,292	22,981	22,507

Statement of profit or loss – March 31, 2025

Summarized Condensed Income Statement	Tria	Patria Asset Management

Net revenue from services	-	2,989
Personnel expenses	(511)	(965)
Amortization of intangible assets	(21)	-
General and administrative expenses	(92)	(340)
Other income/(expenses)	4,038	42
Net financial income/(expenses)	(817)	(26)
Income before income tax	2,597	1,700

Income taxes	(881)	(1,070)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Current	(98)	(728)
Deferred	(783)	(342)
Net income for the period	1,716	630

Net income attributable to NCI	572	310

Statement of profit or loss – March 31, 2024

Summarized Condensed Income Statement	VBI Real Estate	Patria Asset Management

Net revenue from services	3,696	3,049
Personnel expenses	(856)	(1,447)
Amortization of intangible assets	(1,530)	-
General and administrative expenses	(436)	(298)
Share of profits of associates	(210)	-
Other income/(expenses)	-	13
Net financial income/(expenses)	(264)	(7)
Income before income tax	400	1,310

Income taxes	(430)	(459)
Current	(747)	(459)
Deferred	317	-
Net income for the period	(30)	851

Net income attributable to NCI	(15)	419

Gross obligation – non-controlling interest

The Tria business combination includes put option arrangements relating to the non-controlling interest as disclosed in note 21(d). The amounts payable under the option arrangements are recognized as financial instruments reflecting the present value of the expected gross obligation payable under the arrangements and form part of non-controlling interest in the consolidated statement of changes in equity. As of December 31, 2024, the gross obligations had a present value of US$ 19.8 million (December 31, 2024: US$ 15.8 million).

30	Business combinations

The following business combinations were completed during the period ended March 31, 2025, and year ended December 31, 2024, and were accounted for under the acquisition method:

Period ended March 31, 2025

No business combinations were entered into by the Group for the period ended March 31, 2025.

Year ended December 31, 2024

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Tria

On April 02, 2024, the Group closed on a transaction acquiring 66,67% interest in Tria Comercializadora de Energia Ltda. The business combination is a joined effort between the Group and individuals within the energy sector establishing an energy trading company. The Group invested R$ 100 million (US$ 19.8 million) of capital for 66.67% of Tria. The remaining 33.33% share capital was acquired by non-controlling interest for no consideration. Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below as well as in the consolidated financial statements for December 31, 2024. The cash consideration is comprised of cash and accounts receivable paid by the Group for its investment in Tria. On a consolidated level there were no cash outflows for the Group.

(b)	GPMS

On April 26, 2024, the Group closed a transaction acquiring a private equity carve-out interest from Aberdeen Plc, a European global investment group. The newly acquired business, together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”), with an aggregate Fee Earning AUM (“FEAUM”) of over US$ 8.0 billion. The purchase consideration includes a contingent consideration recognized at a current fair value of GBP 19.4 million (US$ 25.3 million). The settlement of the contingent consideration will take place between thirty-four and thirty-six months after the closing date and depends on GPMS achieving set revenue targets. The contingent consideration is capped at a maximin amount of GBP 20.0 million (approximately US$ 25.1 million) plus interest. Details of the purchase consideration paid, the net identifiable assets acquired, and goodwill recognized are listed in the table below as well as in the consolidated financial statements for December 31, 2024.

Upon finalization of the acquisition price paid, additional goodwill to the value of GBP 0.9 million (US$1.1 million) was recognized for the period ended March 31, 2025.

(c)	CSHG

On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring 100% of its Real Estate business in Brazil (“CSHG”) that includes seven REITS with an aggregate FEAUM of US$ 2.0 billion. Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below as well as in the consolidated financial statements for December 31, 2024.

(d)	Nexus

On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition added approximately US$ 725 million to Patria’s Fee Earning AUM, , including over US$ 680 million in Permanent Capital vehicles. The Permanent Capital vehicles will immediately be accretive to Patria’s Fee Related and Distributable Earnings. The business combination with Nexus includes a contingent consideration recognized at a current fair value of COP 21 billion (US$ 5.0 million). The settlement of the contingent consideration is due by 2027 and is dependent on the business achieving set benchmark fees with no limit placed on the potential final contingent settlement. Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below as well as in the consolidated financial statements for December 31, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	66.67% Tria April 02, 2024	GPMS carve-out April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus July 16, 2024
Total purchase consideration
Cash consideration paid (a)	19,811	73,772	58,243	-
Equity consideration paid	-	-	-	14,690
Consideration payable	-	37,551	70,338	-
Contingent consideration payable	-	24,087	-	6,358
Total consideration transferred	19,811	135,410	128,581	21,048

Non-controlling interest (b)	6,604	-	-	-
Total consideration	26,415	135,410	128,581	21,048

The assets and liabilities recognized because of the acquisition are as follows:
Cash and cash equivalents	9.906	19,506	-	345
Accounts receivable	9,905	1,751	-	491
Recoverable taxes	-	-	-	376
Short term investments	-	-	-	3
Property, plant and equipment	-	-	-	22
Other assets	-	48,127	-	2
Accounts payable	-	(226)	-	-
Personnel liabilities	-	(7,170)	(1,903)	(255)
Tax liabilities	-	-	-	(474)
Deferred tax asset / (liabilities)	-	24	-	(235)
Loans	-	-	-	(95)
Deferred consideration payable on acquisition	-	-	(4,368)	-
Other liabilities	-	(54,258)	-	(768)
Deferred tax liability on fair value adjustments	-	(20,793)	-	(3,879)
Intangible assets: contractual rights	-	92,754	114,107	9,872
Non-compete	-	4,358	-	1,211
Net identifiable assets acquired	19,811	84,073	107,836	6,616

Total consideration less net identifiable assets acquired: Goodwill	6,604	51,337	20,745	14,432

(a)	Purchase consideration – cash outflow for the year ending December 31, 2024, to acquire the subsidiary, net of cash acquired:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	66.67% Tria April 02, 2024	GPMS carve-out April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus August 26, 2024	Total
Cash flow reconciliation
Cash consideration	19,811	73,772	58,243	-	151,826
Less: Cash acquired	(19,811)	(19,506)	-	(345)	(39,662)
Net outflow/(inflow) of cash - investing activities	-	54,266	58,243	(345)	112,164

Non-cash reconciliation
Total consideration	26,415	135,410	128,581	21,048	311,454
Less: Cash consideration paid	(19,811)	(73,772)	(58,243)	-	(151,826)
Less: Class A common share issued	-	-	-	(14,690)	(14,690)
Non-cash additions to the Group’s Statement of Financial Position	6,604	61,638	70,338	6,358	144,938

(b)	The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. The decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Tria, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets.

31	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	March 31, 2025	December 31, 2024

Financial assets at amortized cost
Accounts receivable		163,147	221,202
Cash and cash equivalents		34,960	33,418
Client funds on deposit		24,100	18,704
Project advances		10,739	7,577
Deposit/guarantee on lease agreement		2,711	2,247

Financial assets at fair value through profit or loss
Short term investments	1	14,569	4,956
Investments held in trust account	2	54,740	54,053
Accounts receivable - Lavoro	2	15,385	12,332
Long-term investments - Lavoro	1	7,172	11,337
Long-term investments	2	51,919	37,879
Other financial assets – Call options	3	3,591	3,578
Other financial assets – Energy trading contracts	2	94,440	25,169

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		54,809	54,053
Gross obligation under put option		22,351	18,258
Loans		192,260	227,971
Client funds payable		24,100	18,704
Lease liabilities		22,650	22,438
Consideration payable on acquisition		121,975	184,597
Suppliers		66,319	41,788

Financial liabilities at fair value through profit or loss
Other financial liabilities – Warrants	3	7,245	6,143
Other financial liabilities – Energy trading contracts	2	80,511	17,686
Contingent consideration payable on acquisition	3	37,580	38,628
(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

Refer to table above for fair value measurement methodologies (“Fair value level”) applied to financial assets and financial liabilities measured at fair value.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument.

For the three-month period ended March 31, 2025, the Group had the following transfer from Level 1 to Level 2.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of January 1, 2025, the Accounts receivable – Lavoro financial instrument was transferred from Level 1 to Level 2. The valuation of the receivable is linked to the observable input (Level 2 measurement) that comprised of the publicly traded share price of Lavoro (refer to note 12(b)). The value of the Accounts receivable – Lavoro financial instrument was not affected by the transfer between levels.

For the year ended December 31, 2024, the Group had the following transfers between Levels 1, 2 and 3.

Transfer from Level 1 to Level 3 fair value measurement

As of November 15, 2024, the Warrants were transferred from Level 1 to Level 3. On September 30, 2024, the fair value of the Warrants issued in connection with the IPO of PLAO was measured using the listed market price of such warrants, a Level 1 measurement. The warrants were delisted on November 15, 2024, and from December 31, 2024, fair value is measured using a Monte Carlo simulation. The Monte Carlos simulation resulted in a liability to the value of US$ 6.1 million with an adjustment of US$ 5.8 million recognized in the consolidated statement of profit or loss for the year ended December 31, 2024.

Transfer from Level 3 to Level 2 fair value measurement

As of December 31, 2024, the Long-term investment – KMP Growth Fund II was transferred from Level 3 to Level 2. The valuation methodology changed from the previously used discounted cash flow in 2023 to adjust the valuation to be in line with the capital account statements received from the fund administrator in 2024. The level 2 allocation is consistent with the level allocation of other long-term investments held by the Group.

Unobservable inputs

The following analysis illustrates valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement.

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact

Other financial instruments	Tria call option	12 (c)	Monte Carlo simulation	Average EBITDA	Risk neutral EBITDA with Standard deviation of 38.84%	10% change	US$ 0.1 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – Kamaroopin	21 (b)	Discounted cash flow	Discount rate Projected fundraising activity	16.2%	100 basis points	US$ 0.1 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – GPMS	21 (b)	Discounted cash flow	Discount rate Projected revenue targets	4.9%	100 basis points	US$ 0.1 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – Nexus	21 (b)	Discounted cash flow	Discount rate Achieving benchmark fees	6.8%	100 basis points	US$ 0.1 million
Other financial instruments	Warrant liability	12 (c)	Monte Carlo simulation	Business combination probability	1.0% to 10%	1.0% 10.0%	US$ 1.0 million US$ 1.3 million

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The fair value is calculated based on the underlying investment’s cash flows discounted using an unobservable discount rate range and cash flows inputs. The change in fair value of the Level 3 investment is presented in the accompanying Consolidated Statement of Profit or loss in net financial income or expenses as unrealized gains/(losses) on long-term investments.

Other financial instruments

(i)	The Tria Call Option was valued using a Monte Carlo simulation, which is a Level 3 fair value measurement. The expected life of the Tria Option arrangements is in accordance with the timeline disclosed in note 12(c) with an estimated Earnings Before Interest, Taxation, Depreciation and Amortization (EBITDA) as the unobservable input. The derivative was recorded as a financial asset in the Group’s unaudited consolidated statement of financial position with the impact from this transaction presented in notes 12(c) and 26.

(ii)	The PLAO public warrants were valued using a Monte Carlo simulation until Class A ordinary shares and warrants began trading separately on May 4, 2022. From May 4, 2022, through September 30, 2024, the PLAO warrants have been measured using the listed market price. In the fourth quarter of the 2024 financial year, the PLAO public warrants ceased trading on Nasdaq as they did not meet the continued listing requirement of Nasdaq. As of December 31, 2024, the warrants were valued using a Monte Carlo simulation which is a Level 3 fair value measurement.

Contingent consideration payable on acquisition

(i)	Kamaroopin business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$ 4.0 million and US$ 10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$ 4.7 million and US$ 7.2 million on acquisition date and March 31, 2025, respectively. The fair value was estimated on acquisition date by projecting future fundraising activity within a 30 month period from acquisition date to estimate the undiscounted contingent consideration payable in accordance with a predetermined range of payments that is based on the level of fundraising and applying a discount rate range to determine the fair value of contingent consideration to be settled in the Company’s Class A common shares by March 2027.

(ii)	GPMS business combination

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The Group is required to make a contingent payment, subject to the acquired Aberdeen carve-out funds achieving set revenue targets per the terms of the purchase agreement with a GBP 20.0 million cap plus interest on the potential earn-out settlement. The contingent consideration payment (payable in GBP) had a fair value of US$ 24.1 million and US$ 25.3 million on acquisition date and March 31, 2025. The fair value was estimated on the acquisition date by projecting revenue target over thirty-four-month period from the acquisition date with the maximum outcome of GBP 20.0 million plus interest as potential settlement. The potential earn-out was calculated using unobservable revenue targets and discount rate as inputs to estimate the fair value at the acquisition date. The earn-out is expected to be settled by April 2027.

(iii)	Nexus business combination

The Group is required to make a contingent payment, subject to the acquired entity achieving set benchmark fees per the terms of the purchase agreement with no cap on the potential earn-out settlement. The contingent consideration payment (payable in COP) had a fair value of US$ 6.4 million and US$5.0 million on acquisition date and March 31, 2025, respectively. The potential earn-out was calculated using unobservable benchmark fees and discount rate as inputs to estimate the fair value at the acquisition date. The earn-out is expected to be settled by 2027.

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of March 31, 2025, and December 31, 2024:

	Contingent considerations payable (a)	Long term investments at fair value through profit or loss (b)	PLAO Warrant liability	Call options (c)
Fair value of Level 3 financial instruments on December 31, 2023	18,201	27,624	-	2,896
Cumulative translation adjustment	(2,774)	-	-	(393)
Additions	30,445	-	-	791
Derecognition / settlements - VBI	(10,118)	-	-	(2,522)
Transfer from level 1 to level 3	-	-	470	-
Transfer from level 3 to level 2	-	(27,624)	-	-
Change in fair value*	2,874	-	5,673	2,806
Fair value of Level 3 financial instruments on December 31, 2024	38,628	-	6,143	3,578
Change in fair value*	(1,048)	-	1,102	79
Cumulative translation adjustment	-	-	-	(66)
Fair value of Level 3 financial instruments on March 31, 2025	37,580	-	7,245	3,591

* Changes in fair value include impact from price risk and/or foreign exchange rate risk.

(a)	Include contingent consideration payable to sellers of VBI, Kamaroopin, Nexus and GPMS (refer note 21 (b)). The VBI contingent consideration was settled on August 01,2024.

(b)	Relates to investments in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia, and KMP Growth Fund II (refer note 12(b)).

(c)	Include VBI and Tria Call option to purchase remaining non-controlling interest and other purchased options (refer note 21(d)). The VBI call option was exercised on August 01, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Financial instruments measured at amortized cost

As of March 31, 2025, and December 31, 2024, the recognized values of financial instruments measured at amortized cost correspond approximately to their fair values. Financial instruments are initially recognized at the present value of the future settlement value and subsequently adjusted for the time value of money where the future expected settlement value is significantly different from the present value. Time value of money is accounted for on loans, gross obligation under put options, consideration payable on acquisitions, lease liabilities and for postponed accounts receivable where cash inflows are only expected after a period exceeding twelve months from the postponement date. The remainder of financial instruments are considered short-term in nature and the current recognized value approximates its’ fair value.

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its audit committee and board of directors.

While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base consists of investors in each investment fund. These investors are required to comply with the capital calls to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and short-term investments are maintained in large banks with high credit ratings.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Furthermore, accounts receivable balances as of March 31, 2025, and December 31, 2024, consist of management fees, performance fees of investment funds, advisory fees and reimbursement of expenses to be received from investees of such investment funds.

The amounts receivable and project advances as of March 31, 2025, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (a)	2,409	3,581	1,137	1,378	4,611	81,855	790	992	62,609	19,170	178,532
Project Advances	-	-	-	-	-	5,062	1,407	4,242	28	-	10,739
Total	2,409	3,581	1,137	1,378	4,611	86,917	2,197	5,234	62,637	19,170	189,271

(a)	The balances include US$ 71.2 million in postponed collections of management fees. The postponed balance relates largely to PBPE VI LP. (“PBPE Fund IV”). Renegotiations and postponement of these collections commenced in prior periods and the management fees were recognized as receivable in prior years (refer to note 8).

ii. Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities

The Group performs the financial management of its cash and cash equivalents and short-term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

Expected future payments reflect undiscounted future cash outflows to settle financial liabilities as of March 31, 2025, which are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	66,319	-	-	-	-	66,319
Lease payments	872	872	943	2,847	24,799	30,333
Loans (a)	2,964	2,146	881	57,296	197,866	261,153
Consideration payable on acquisition	1,242	739	18,816	14,489	84,032	119,318
Contingent consideration payable on acquisition	-	-	-	-	37,072	37,072
Commitment subject to possible redemption (b)	-	-	54,809	-	-	54,809
Gross obligation under put option	-	-	-	1,585	42,616	44,201
Financial liabilities – energy trading contracts (c)	8,813	14,311	65	43,201	14,121	80,511
Client funds payable (d)	24,100	-	-	-	-	24,100
Total	104,310	18,068	75,514	119,418	400,506	717,816

(a)	Principal values are expected to be settled on maturity – refer to note 16 for maturity dates of loans with financial institutions.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Future redemptions to be settled with proceeds held in SPAC’s trust account.

(c)	The Group has an equivalent of US$ 94 million in energy contract financial assets which decreases the liquidity risk as the energy trading contracts are settled simultaneously – refer to note 12(c) for the aging of financial assets and liabilities on energy trading contracts.

(d)	Settled with proceeds held in Client funds on deposit account (refer note 7).

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of March 31, 2025, and December 31, 2024, consist primarily of mutual fund money markets which reduce the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy, are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

A 10% (2024: 10%) increase in the price of Level 2 Long-term investments, with other variables held constant, would have increased the net profit before tax by US$ 5.2 million (2024: US$ 4.9 million). A 10% decrease in the price would have had the equal but opposite effect.

In addition to the investments in investment fund products, the Group holds publicly traded shares in Lavoro, a Level 1 financial instrument. The Group is exposed to security price risk if the shares trade below US$ 3.50 as a price below US$3.50 will fall outside of the spread covered by the investment fund – refer to note 12(b). On March 31, 2025, the share price of Lavoro was trading for US$ 3.03 that resulted in a net unrealized loss of US$ 1.2 million recognized in the condensed consolidated statement of profit or loss for the three-month period ended then.

Foreign exchange risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses, and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount affected by exchange fluctuations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Sensitivity analysis

Interest rate sensitivity

The sensitivity analyses have been determined based on the exposure for floating rate loans at the reporting date. The analysis is prepared assuming the amount of loans outstanding at the reporting date will be outstanding until maturity.

	Net risk Position*	Sensitivity to 100bps Increase	Sensitivity to 100bps decrease
Sensitivity of net profit or loss before tax	32,174	(4,758)	4,758

* The net risk position represents total interest from March 31, 2025, until maturity of each loan. Refer to note 16 in these unaudited condensed consolidated interim financial statements for the loans outstanding as well as the maturity date of each loan.

Currency risk

The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of March 31, 2025:
	Balance in each exposure currency other than US$					Exchange Variation impact in US$ considering 10% decline in the reporting date exchange rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)
Cash and cash equivalents	6,829	5,963	9,633,535	40,618,322	8,418	3,254
Short term investments	72,589	-	1,040,507	603	-	1,374
Client funds on deposit	-	-	23,061,404	-	-	2,410
Accounts receivable	297,873	-	11,356,286	12,011,081	11,446	8,136
Projects Advance	26,812	-	449,226	1,768,505	-	555
Deposit/guarantee on lease agreement	88	240	1,329,581	149,008	684	237
Long-term investments	6,694	-	624,128	7,575,044	118	377
Client funds payable	-	-	(23,061,404)	-	-	(2,410)
Lease liabilities	(35,692)	-	(3,475,772)	(5,827,216)	(4,341)	(1,683)
Suppliers	(161,422)	(332)	(1,932,269)	(4,564,288)	(5,413)	(3,825)
Other financial assets	563,366	-	-	-	-	9,803
Other financial liabilities	(462,310)	-	-	-	-	(8,051)
Loans	-	-	103	1,908,019	-	46
Commitment subject to possible redemption	-	-	-	-	-	-
Gross obligation under put option	113,932	-	-	-	-	1,984
Consideration payable on acquisition	(360,670)	-	-	(115,596,018)	(24,566)	(12,198)
Contingent consideration payable on acquisition	(41,426)	-	-	(21,181,045)	(19,642)	(3,757)
Net Impact						(3,748)

(a)	BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

32	Related parties

(a)	Key management compensation

The amounts paid to directors and officers for their roles as executives for the three-month periods ended March 31, 2025, and 2024 included in “Personnel expenses” are shown below:

	Three-month periods ended March 31,
	2025	2024
Key management compensation	(2,306)	(1,736)

For the three-month period ended March 31, 2025, the Group has accrued US$ 1.3 million (three-month period ended March 31, 2024: US$ 1.5 million) as bonuses payable to key management.

Additionally, for the three-month period ended March 31, 2025, the Group accrued US$ 0.2 million (three-month period ended March 31, 2024: US$ 0.1 million) as a Strategic Bonus payable to key management as described in note 15(b) with US$ 1.0 million payable as of March 31, 2025 (December 31, 2024: US$ 0.8 million). The accruals for key management and strategic bonuses provided for are included in "Personnel expenses".

The Group has share-based incentive plans providing long-term incentives to key management in exchange for their services (refer to note 29(d)). For the three-month period ended March 31, 2025, the Group recognized US$ 3.6 million as an expense (three-month period ended March 31, 2024: US$ 0.5 million).

(b)	Deferred consideration

As described in note 21(b), deferred consideration is payable to key employees and management of CSHG and GPMS. Moneda deferred consideration payable was settled on January 31, 2025, with no balance outstanding on March 31, 2025.

(c)	Long-term investments

As described in notes 12(b), the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million.  Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

(d)	Carried interest allocation

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As described in note 23(c), up to 35% of the performance fee receivable from certain of the Group’s investment funds are payable to the Group’s key management personnel.

(e)	Lease commitments

Note 21(a) details lease payments made for various office premises and include the following leases with related parties

i.	Moneda has a related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).

ii.	PLATAM leases office space in Brazil from Gestão e Transformação Infraestrutura, a service provider to portfolio companies managed by the Group.

iii.	Patria Asset Management leases its office space in Medelin, Colombia, from Fondo Inmobiliario Colombia, a fund managed by the Group.

The impact of the abovementioned leases on the unaudited condensed consolidated statement of financial position and unaudited condensed consolidated statement of profit or loss were as follows:

Unaudited Condensed Consolidated Statement of Financial Position

Related party lease – Santiago	March 31, 2025	December 31, 2024
Lease liabilities (current)	848	803
Lease liabilities (non-current)	2,784	2,854

Related party lease - Gestão e Transformação Infraestrutura

Lease liabilities (current)	290	260
Lease liabilities (non-current)	1,220	1,203
Related party lease - Fondo Inmobiliario Colombia
Lease liabilities (current)	55	48
Lease liabilities (non-current)	773	707

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Unaudited Condensed Consolidated Statement of Profit & Loss Related party lease – Santiago	March 31, 2025	March 31, 2024
Principal paid	127	183
Depreciation of right-of-use assets	208	188
Interest incurred on lease liabilities	23	24
Related party lease - Gestão e Transformação Infraestrutura
Principal paid	121	-
Depreciation of right-of-use assets	93	-
Interest incurred on lease liabilities	56	-
Related party lease - Fondo Inmobiliario Colombia
Principal paid	38	-
Depreciation of right-of-use assets	22	-
Interest incurred on lease liabilities	26	-

(f)	SPAC

Refer to notes 5(f) and 21(c) for related party transaction with the SPAC.

(g)	Tria option arrangements

Four directors of Tria hold a 33.33% share of the previously mentioned company. The option arrangements provide the Group with the option to acquire the remaining 33.33% share in the company from these individuals – refer to note 21(d)(iii).

(h)	Igah option arrangements

Three directors of PILTDA hold a 57.08% share in Igah GP IV. The option arrangements provide the Group with the option to acquire the remaining 57.08% share in the company from these individuals – refer to note 21(d)(ii).

33	Events after the reporting period

Acquisition - Acquisition of six Real Estate funds from Genial Investimentos

On July 15, 2025, the Group has closed a transaction acquiring six Real Estate investment funds (FIIs) from Genial Investimentos. The transaction is part of Patria's strategy to expand and diversify its Real Estate portfolio. The completion of the fund transfer is subject to approval by the Administrative Council for Economic Defense (CADE) and the respective fund investors meetings of the FIIs.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition - Vectis Gestao

On July 1, 2025, the Group has closed a transaction acquiring Vectis Gestao, a Brazilian asset management firm, and its’ two real estate funds. The assets under management added through this transaction will strengthen the Group’s presence in the Real Estate Credit fund market and support the Group’s strategic objective of building a diversified portfolio including the different segments of the market.

Acquisition – AgroFibra

On July 10, 2025, the Group has signed an agreement to acquire the management rights of AgroFibra, a specialized Real Estate Investment Trust (REIT) focused on agro-industrial Real Estate assets in Mexico. This transaction will add to the growth of the Group’s Real Estate platform in Latin America.

Account receivables - PBPE Fund IV

On June 25, 2025, the Group entered into an agreement with Banco Santander selling US$65.6 million receivable from PBPE Fund IV at a discounted amount of US$ 58.4 million (refer to note 8). The responsibility of collecting the outstanding receivable amount from PBPE Fund IV remains with the Group and any short fall in collections after a two-year period needs to be repaid to Banco Santander. An earn-out adjustment in favour of the Group is in place if the outstanding amount is collected prior to the two-year anniversary.

Tria non-controlling interest

On April 1, 2025, the non-controlling shareholders of Tria acquired an additional holding in the company. As a result, the Group’s holding in Tria decreased from 66.67% to 58.9%.

Loans

The Santander facility of US$ 75 million was settled in full on April 22, 2025 (refer to note 16). The Group renewed the facility on April 23, 2025, for a value of US$ 100 million with April 7, 2028, as maturity date. The renewed facility will carry interest at SOFR plus 2.5%.

Dividends

A cash dividend of US$ 0.15 per share for the quarter ending March 31, 2025, was declared by the Board to record holders of common stock at the close of business on May 14, 2025. The cash dividend of US$ 23.7 million in aggregate was paid on June 12, 2025.